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REGISTRANT'S NAME Bridgestone

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JUL 10 2007
THOMSON FINANCIAL

FILE NO. 82- 01264 FISCAL YEAR 12-31-06

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Perfection in Progress

Annual Report 2006

Page Index



The Bridgestone Group (the parent company Bridgestone Corporation and its consolidated subsidiaries) constitutes the world's largest manufacturer of tires and rubber products. The parent company was established in 1931 in the small town of Kurume on the island of Kyushu in Japan. Today, the Bridgestone Group has manufacturing bases in 25 countries and sells products in over 150 countries worldwide. Tires accounted for about 80% of consolidated sales in 2006, with the remainder made up of a varied range of industrial and consumer products, together with bicycles and other sporting goods.

Amid major ongoing change in the external business climate, starting in 2006 the Bridgestone Group embarked on a program of organizational and other reforms to create a stronger earnings base with stable, long-term growth potential. The Group is formulating a medium-term business plan to guide this development. With a reformed structure and new plan, the Group is focusing on steadily expanding sales of core strategic products through relentless innovation and improvements in quality. Because, from whichever way you view it, perfection is a work in progress.

Sales by Business Segment and Major Products

Bridgestone Corporation and Subsidiaries
Year ended December 31, 2006


80%
20%

Tires

Tires and Tubes

For passenger cars, trucks, buses, construction and mining vehicles, commercial vehicles, agricultural machinery, aircraft, motorcycles and scooters, racing cars, karts, utility carts, subways, monorails

Automotive Parts

Wheels for passenger cars, trucks, buses

Automotive maintenance and repair services

Raw materials for tires

Diversified Products

Industrial products

Belts
- Steel cord conveyor belts
- Fabric conveyor belts
- Belt-related commodities
- Pipe conveyor systems

Hoses
- Braided hoses
- Hydraulic hoses
- Automobile hoses

Antivibration and noise-insulating materials
- Air springs
- Dampers
- Noise-insulating systems

Waterproofing materials
- Water stoppers
- Waterproof sheets for civil engineering

Rubber tracks

Inflatable rubber dams

Multi-rubber bearings

Marine products
- Marine fenders
- Marine hoses
- Dredging hoses
- Oil booms
- Silt barriers

Antivibration components

For vehicles, railway cars, industrial machinery

Chemical products

Building materials and equipment
- FRP panel water tanks
- Unit flooring systems
- Steel fiber for concrete reinforcement
- Roofing materials
- Unit bath systems

Financial Highlights

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2006 and 2005

	Millions of yen		Percent change	Thousands of U.S. dollars
	2006	2005	2006 / 2005	2006
Net sales	**¥2,991,275**	¥2,691,376	+11.1	**$25,113,550**
Net income	**85,121**	180,796	-52.9	**714,642**
Total assets	**3,053,440**	2,709,962	+12.7	**25,635,463**
Equity	**1,221,846**	1,128,597	+8.3	**10,258,131**
Capital expenditure	**261,335**	203,670	+28.3	**2,194,064**
Per share in yen and U.S. dollars				
Net income				
Basic	**¥ 109.10**	¥ 226.92	-51.9	**$ 0.92**
Diluted	**109.07**	226.86	-51.9	**0.92**
Cash dividends	**24.00**	24.00	—	**0.20**

Note 1: Solely for the convenience of readers, the Japanese yen amounts in this annual report are translated into U.S. dollars at the rate of ¥119.11 to $1, the approximate year-end rate.

Note 2: By adoption of the new accounting standard for presentation of equity, minority interests and deferred gain on derivative instruments are included in equity for the year ended December 31, 2006.

- Polybutylene pipes and fitting for plumbing systems
- Sealing materials for buildings and housing

Thermal insulating polyurethane foam products
For general building, housing

Flexible polyurethane foam products
For bedding, furniture, vehicles, industry

Ceramic foam

Electro-materials
- Semiconductive rollers
- Other semiconductive components

Performance film products
- Performance films for plasma display panels
- Photovoltaic module encapsulants
- Interlayer adhesive films for laminated glass

Sporting goods
- Golf balls
- Golf clubs
- Tennis shoes
- Tennis rackets
- Tennis balls
- Golf swing diagnostic system

Bicycles

Other products
Purebeta ceramic dummy wafers, holders, rings, heaters, electrodes and other items
For semiconductor manufacturing

A Commitment to Optimizing Global Operations

Presented by Shoshi Arakawa, Chairman of the Board, CEO and President

In 2006 we took several steps toward establishing the Bridgestone Group as the world's No. 1 tire and rubber company both in name and substance. In this section, I outline the steps we are taking to maintain this direction.

As the world leader in the sale of tires and rubber products, the Bridgestone Group is already No. 1 in terms of global scale. The question is this: How do we maintain and build on this position over the years to come? Another key challenge is to create a consolidated earnings structure that can deliver consistent growth in profits as well as sales. In this sense, we still have much to achieve. After my first year in the job, however, I am confident that we are on the right track.

2006 Business review

Performance gains under challenging operating conditions

At the consolidated level, we recorded significantly higher sales in every product segment and geographical region. Currency gains helped, but played a relatively minor role. More importantly, we generated much of the growth by improving the product and brand mix in all major markets, increasing our sales from high-value-added product lines. However, further increases in raw material costs offset growth, resulting in a negative overall impact on consolidated operating income. Higher depreciation costs due to our ongoing investment in higher global production capacity also weighed on profitability.

For a more detailed review of our performance in 2006, please refer to the Management's Discussion & Analysis section (pp. 44-49).

Major changes in our business environment

Three key trends define important ongoing changes in the global Bridgestone Group's business environment.

First is the sharp increase in the cost of the raw materials used to make tires and our other rubber products. Cost inflation has been especially severe in natural rubber as well as synthetic rubber and other oil-derived products. The cyclicality that used to prevail in commodity pricing has faded, replaced with unprecedented volatility. We face huge uncertainty in the price of these key raw materials, thus creating an environment in which it is difficult to be profitable.

The second trend is an increasing polarization of the global tire market. This market has traditionally been divided into three segments: a high-value-added, high-performance category; a general-purpose tire category; and a zone in the middle. Today the market is growing at both extremes while the middle is being squeezed. The Bridgestone Group has a strong presence within the high-performance zone. The general-purpose category has developed into a vast and expanding market, but one where competition is especially fierce due to the growing number of low-cost manufacturers. However, it is a market where we must maintain a presence if we are to keep our position as the global No. 1 in tires, while continuing to grow our established status at the other end.

Third, we are facing a fresh surge in supply from tire manufacturers based in the developing countries. Most of these emerging competitors focus on supplying extremely low-priced tires, not only to domestic markets but increasingly to export markets in the US and Europe. This has led to fierce price competition worldwide, which is an ongoing trend in this segment of the tire market. We recognize that these firms can develop and grow into formidable rivals, particularly in the general-purpose tire category.

Together, these trends indicate an intensely competitive period of transition for the Bridgestone Group and the rest of the global tire and rubber products industry. Under market conditions such as these, we need to make effective use of our group resources and ensure optimal global operations in our business activities. For this purpose, it is imperative that we make clear connections between initiatives and final objectives, and that we execute these initiatives in a consistent manner on a group global basis through an optimized organizational structure and a visionary Mid-term Management Plan.



Shoshi Arakawa
Chairman of the Board, CEO and President

Forging a truly global management structure

One of the most important milestones in the evolution of the Bridgestone Group to date was the Firestone acquisition. This catapulted us into the top three in our industry and created a global tire company. Due to unprecedented changes in the external economic environment, however, we must now create a new organizational structure which can ensure that our business activities are conducted through the most optimal form of a global operation. My goal is to create a trim and truly global management structure for the Bridgestone Group, with clear lines separating our core business areas and supporting operations. Over the past year we have taken the first steps to transform our organization into a global enterprise. We have divided the Group into three parts: a Global Head Office (GHO), which is responsible for establishing Group policies and the framework for each division; strategic business units (SBUs), which operate within GHO-defined frameworks to respond directly to customer needs and trends; and a Global Management Platform (GMP), that provides assistance to SBUs in certain specialized business areas.

There are eight SBUs, which are the core operating units of the Bridgestone Group. Six are designated in view of geographic coverage: Japan tire, the Americas, Europe, China tire, Asia & Oceania tire and the Middle East & Africa tire. The other two SBUs consist of our specialty tire operations and our diversified products operations. Each SBU has substantial autonomy to focus on satisfying customer needs within the policy framework decided by the GHO.

Overall, the GMP is designed to promote maximum performance in all areas and provide the necessary functional support so that the strategies developed by the GHO can be effectively and efficiently implemented by the SBUs on a global basis. It will also allow the GHO an effective and objective view of the success of the implementation process. We have finished establishing the framework and components of each SBU, as well as all of the functional elements of the GMP. I am confident that this new structure that we have set in place provides a sound basis for our ongoing evolution into a truly global company.

Mid-term Management Plan targets higher sales and profits

Internal reform is a major theme within the Bridgestone Group. Wide-ranging reform requires comprehensive planning. In 2006, we initiated the process of formulating a perpetual rolling five-year Mid-term Management Plan that will concentrate on exploiting our full global resources to boost sales and profits. Every year we will update the plan's objectives and other content, but it will retain a five-year outlook. This new approach will set consistent targets for the entire Bridgestone Group. Its implementation will help us to optimize our global operations and respond quickly to a dynamic, fast-changing business environment. We outlined the framework for this new plan for fiscal 2007 in March. Building on this framework, the Group will create concrete plans for each SBU and GMP, with the objective of completing a Mid-term Management Plan in autumn this year that will include overall Bridgestone Group goals and a consistent vision across each SBU and GMP.

Creating more competitive products

Competitive products are the lifeblood of a manufacturer's earnings and its future. As part of our quest to develop world-class products and services, we are designating certain product categories as strategic so that we can better concentrate our resources in these areas. Most of these categories target growth segments of the tire market or areas where the Bridgestone Group is highly competitive.

The three leading themes in our product development are as follows:

1. Target greater value-added products in passenger car tires (through innovations such as runflat tires and UHP (ultrahigh-performance) tires).
2. Add greater value to our tires for trucks and buses (for example, GREATEC, ultra low aspect ratio tires that replace dual-tire configurations on trucks and buses with single tire configurations).
3. Develop more products that are highly competitive in the marketplace (such as ultralarge radial tires for construction equipment and specialized radial tires for aircraft and motorcycles).

We will focus upon these strategic product areas to achieve the final goal of "establishing the Bridgestone Group as the world's No. 1 tire and rubber company both in name and substance." These product areas are further outlined in the special feature section (pp. 08-13).

Improved materials and production technology are important aspects of creating higher value-added in all of these product areas. By targeting the various material properties demanded by the market, we aim to develop a more highly competitive product lineup.

Projected demand growth is so strong in one of these particular areas that we have decided to build a new plant. On the heels of our expansion of production capacity at the Shimonoseki Plant in Japan, work has begun at a new site where we plan to make large and ultralarge radial tires for mining and construction equipment. This plant will address the high demand for these tires due to the continuing surge in mining activity around the world. Located in Kitakyushu, Fukuoka Prefecture, this facility represents the first new tire plant investment in Japan by Bridgestone in 30 years. Plant construction is due to begin in the second half of 2007, with the plant scheduled to start operations in the second half of 2009. The facility will bolster our production capacity for these products, which are currently produced at our existing Shimonoseki Plant. Combining this new plant with the capacity increase at the Shimonoseki Plant, our aggregate output of these specialist tires is set to increase by 40% by 2011.

We have also decided to commence production of aircraft radial tires at the Tokyo Plant beginning in the second half of 2008, which will join our Kurume plant in the manufacture of these highly specialized and high technology tires.

Pursuit of vertical integration strategy

In my view, vertical integration remains one of our greatest operational strengths. In the tire business, we have invested heavily not only in the final product but also in tire production and supply chain operations, spanning materials such as natural rubber, synthetic rubber, carbon black and steel cord. Our goal is to boost our ability to more efficiently produce and supply high-quality finished products to the market by utilizing these assets.

Our upstream operations are unrivaled within the industry. Our downstream tire sales network, which combines dealer operations together with company-owned facilities, is also one of the largest in the world. Recognizing that our business does not finish with the sale of a tire, our supply-chain assets and associated expertise provide us with the know-how to develop solution-based business models. Vertical integration is thus a powerful source of differentiation from our competitors, which is why we plan to continue pursuing this strategy.

Two examples of this strategy in action come to mind. First, we recently launched tires featuring innovations that stem from our various investments in upstream technologies. For example, our new ECOPIA M891 II tire line for trucks and buses boasts a 30% reduction in rolling resistance for enhanced fuel efficiency. This gain is the result of three innovations in material technology: better production methods at our natural rubber operations, which have helped us boost the purity of our high-grade natural rubber; our development of more advanced synthetic rubber based on a new kind of polymer; and the use of high-value-added activated carbon with optimized particle size and better rubber adherence.

Second, we augmented the Bridgestone Group's presence significantly in the tire services market with an agreement to acquire US-based Bandag, Inc., a leading manufacturer of tire retreading materials and equipment. Bandag has a global network of about 850 franchised dealers in over 86 countries that produce and market retread tires and provide tire management services. Bandag's 10 plants include locations in the United States, Belgium, Brazil and Mexico. The retread business is well established in North America, Latin America and Europe. Once the Bandag acquisition is complete, the Bridgestone Group will be able to offer a greater range of value-added service solutions to key end-users such as commercial vehicle fleet operators.

Improved corporate governance and CSR frameworks

At the Bridgestone Group, we take the fulfillment of our social responsibilities as a company very seriously. Efforts continue to improve our corporate governance and Corporate Social Responsibility (CSR) systems. On the first score, our goal is to ensure that all decision-making processes at the corporate level, particularly by the Board of Directors, are based on clear and transparent rules. As for our commitment to CSR, our Integrated CSR Promotion Committee is focused on creating a unified vision in a wide range of areas, including environmental activities, product safety, compliance, risk management, internal controls, human resource development and corporate citizenship activities. We are also working to establish frameworks to raise the effectiveness of our efforts in these areas. In addition, we aim to continue with long-established activities unique to Bridgestone that leverage our business connections, know-how and resources and which can provide a benefit to society. Details of specific CSR-related activities can be found in the Corporate Social Responsibility (CSR) section within this Annual Report.

On the environmental front, we are developing eco-friendly products, such as tires that help to boost fuel economy. Besides producing benefits for the environment, such products also help to differentiate the Bridgestone brand within the global marketplace. At the same time, we are also actively involved in promoting so-called "3R" activities (Reuse, Reduce, Recycle) in a number of fields. Indeed, we will further bolster that eco-conscious philosophy as we grow in the retreading business.

Tire safety is another area where the Bridgestone Group is highly proactive. We have developed technology to prevent aircraft tires from bursting even if the tire suffers external damage. Our runflat technology for passenger car tires keeps a tire functioning after loss of air pressure so that the vehicle can continue driving safely for specified speeds and distances.

We also fund various campaigns worldwide, including Japan, the Americas and Europe, to promote driving safety. Since its launch in 2005 by the FIA Foundation and the Bridgestone Group, the "Think Before You Drive" campaign has been introduced in 73 countries. This program supports our pursuit to encourage driver awareness of road safety messages and stresses the importance of regular tire inspections. Beginning in April 2006, in Japan, we also joined with the Japan Automobile Federation (JAF) to communicate this strong message of driver and road safety. This initiative coincides with the national "tire safety project" which continues to hold educational seminars and events at our factories, as well as driving schools and shopping centers throughout the country.

To be the acknowledged global leader

The Bridgestone Group is undergoing wide-ranging change as we strive to further establish our leadership position in the global tire and rubber products industry. We remain firmly committed to "serving society with superior quality" and to fulfilling our social mission. I ask our shareholders and other investors for their continued support and understanding as we engage our new challenges.

May 2007



Shoshi Arakawa
Chairman of the Board, CEO and President

The ultimate in safety and performance

Supplying the world with high-performance tires

Polarization of the market for passenger car tires is creating two segments that account for much of the growth: a market for premium-quality tires with high added value and a market for general-purpose tires.

The Bridgestone Group has a particularly strong presence in the former, reflecting a wide range of UHP (ultrahigh-performance) tire technologies. Demand for high-performance tires is forecast to expand worldwide in the coming years, which makes those tires a key growth segment for the company. Bridgestone plans to invest aggressively in this sector to continue developing strategic products that promise to leverage its competitive strengths in the global marketplace.

Europe represents one of the most advanced markets in the world for the automobile industry due to a number of factors. Safety and environmental concerns are major elements, along with the elevated design consciousness of European consumers. Germany's Autobahn also provides a unique place for high-speed road driving. All of these factors add up to strong demand for high-performance tires.

Bridgestone is upgrading the high-performance tire production capabilities of its facilities in Europe, notably the Poznan Plant in Poland, to meet rising demand. Another plant that will supply high-performance passenger car tires is under construction near Tatabánya in Hungary, and is scheduled to begin operations in 2008. Today, many of the world's leading sports cars made by European carmakers are fitted with Bridgestone tires.

The Bridgestone Group is also investing in the North American market to shift existing tire manufacturing resources with the aim of catering to buoyant demand from customers for high-performance and large size tires. Bridgestone Americas' new passenger car tire plant in Monterrey, Mexico, which will mainly supply to the North American market, is due to commence operations during 2007.

In addition, to bolster regional supply capabilities, Bridgestone has developed a global sourcing system with plants in Japan and other Bridgestone Group manufacturing facilities throughout the world. This system is positioned as a key factor in maintaining a consistent supply of high-performance tires to markets around the world.

Runflat tires: the next evolution in passenger car tires

Research and development work is focused relentlessly on improving tire characteristics such as grip, handling, braking and ride comfort. Safety is another major concern, and in this field Bridgestone is actively developing the runflat tire system.

Runflat tires continue to function safely at a specified speed for a specified mileage even after loss of air pressure. Runflat systems typically adopt one of two approaches. In a self supporting runflat tire, the sidewall is reinforced with extra rubber to provide sufficient strength to support the vehicle after a loss of air pressure. The other type of runflat system uses a built-in ring that supports the vehicle in such an event. Development work continues in an effort to derive the optimal balance between handling and ride comfort while maintaining runflat tire safety characteristics.

Runflat tires not only enhance vehicle safety, but also contribute to various eco-friendly design possibilities. For instance, resources can be saved by eliminating the need for a spare tire and wheel. Automakers can also benefit from the increase in space, which grants greater design freedom. These concepts illustrate the enhanced role that the next generation of tires is set to play in high-performance passenger cars over the coming years.

Bridgestone's cumulative shipments of runflat tires passed the five million mark in fiscal 2006. Besides Japanese car manufacturers, The Bridgestone Group is now supplying these tires to automakers in Europe and North America for OE fitment to a range of high-performance models. To meet rising global demand for runflat tires in the original equipment market, manufacturing capabilities for such tires were expanded at the Poznan Plant in Poland in 2005 and the Wilson Plant in the United States in 2006.





Bridgestone supplies runflat tires to automakers in Japan, Europe and North America for OE fitment to a range of high-performance models.

Premium-quality tires with high added value

Low-profile truck and bus radials

Truck and bus tires are a growth market in which Bridgestone possesses a number of competitive advantages. Low-profile radial tires are one type of value-added product that Bridgestone has been developing over many years as it builds a stronger presence in this sector.

Low-profile tires have a low aspect ratio, which measures the height of the tire as a percentage of its width. As this ratio falls, the flatter profile of the tire allows for a larger carrying vehicle. The inflation pressure needs to be higher than with conventional tires because a smaller volume of tire is available to bear the load. The result is a tire that contributes to a higher load carrying capacity, which translates into increased overall logistical efficiency.

The aspect ratio of tires used on commercial vehicles began declining early on in Western countries as companies sought gains in transportation efficiency. Historically, most truck and bus tires had aspect ratios of 100% or 90%. The first 80-series tires appeared in the second half of the 1970s, and tires of this class became widespread during the 1980s. Further gains have since been made, and the proportion of 70-series and 60-series tires used in fleets continues to rise. Today, low-profile radial tires are a key growth segment within the truck and bus sector.

During many years of development in the 1970s and 1980s while low-profile radials were becoming popular in the West, Bridgestone applied its technical expertise to add value on top of basic performance characteristics. Today, Bridgestone is one of the market leaders in low-profile radial tires by virtue of its advanced technology and solid reputation for reliable performance.

GREATEC: tire technology for the 21st century

Since 2000 Bridgestone has marketed advanced ultra-low-profile tires for trucks and buses under the GREATEC brand. These tires have an extremely low aspect ratio of 45% and are designed to provide a more eco-friendly alternative to the dual-tire configurations found on many commercial vehicles.

The GREATEC approach produces a number of environmental and other benefits. First, the overall weight of the tire and rim is significantly less than the aggregate weight of two conventional tires and rims. This improves fuel economy and allows for higher load carrying capacity. Lower rolling resistance also boosts fuel economy gains. Second, the reduced overall width compared with a dual-tire configuration frees up lateral space under the vehicle. In buses this opens up new design possibilities by providing more cabin space for aisles or seating. Third, the amount of scrap rubber generated by such tires is reduced, which translates into a lower environmental impact at the recycling stage.

The technical demands placed on such ultra-wide truck and bus tires are much higher than conventional tires in terms of the overall load and stress. The belt portion of the tire must be strong and flexible enough to withstand high tensional and other deformational forces. The bead portion is also subject to extremely high distortion in ultra-low-aspect ratio designs.

Bridgestone has solved these issues with new technological advances. An improved waved-belt structure reduces the stress caused by belt movement, improving casing durability. GREATEC tires also feature a turn-in ply bead structure in which the ply cord ends are wrapped around the bead core, an innovation that helps to reduce distortion significantly.





Bridgestone is a market leader in low-profile radial tires for trucks and buses by virtue of advanced technology and a reputation for reliable performance.



Bridgestone is supplying high-performance radial tires for next-generation commercial airliners such as the Airbus A380 and Boeing 787.

Targeting expanding demand in growth market segments

Bridgestone is targeting three growth segments in the specialty tire market that require competitive advantages in technologies and services. In radial tires for aircraft, construction and mining vehicles, and motorcycles, Bridgestone is broadening its range of strategic products and moving to upgrade production capacity.

Aircraft radial tires: taxiing for take-off

Aircraft tires must operate safely under extremely punishing conditions. Besides supporting an aircraft's huge weight, these tires must cope with high speeds and repeated acceleration on take-off and landing. This combination of extreme performance-related demands is perhaps the supreme test of a tire manufacturer's level of advanced technical expertise. Compared with conventional bias tires, today's high-tech aircraft radials are lighter in their construction and require less frequent retreading. Both factors promote lower operation costs through savings in fuel and maintenance for airlines.

Bridgestone is supplying tires for the new Airbus A380. The Boeing 787, which is due to enter commercial service in 2008, will also be delivered with Bridgestone radial tires as standard fittings. In addition, Bridgestone supplies many of the world's airlines with replacement tires for aircraft servicing and maintenance.



To cater to rising global demand for aircraft tires, Bridgestone is adopting a diversified approach by initiating production of these specialty radial tires at its Tokyo Plant (the Kurume Plant remains the main production site for these products). Production capacity is slated to double by the end of 2011. The new dual-site production set-up also promises to reduce production-related risks.

Mining equipment radial tires: an outsize boom

The mining industry provides another example of a global boom in demand for highly specialized tires. High metal and other commodity prices over the past few years have prompted significant investment in new mining capacity, and demand for large and ultralarge radials used in mining equipment and construction machinery continues to grow rapidly. Bridgestone is responding to rising demand with plans to increase production capacity significantly via the construction of a new plant in Kitakyushu. The new production facility, which represents Bridgestone's first major plant investment in Japan in many years, will be sited close to the existing plant at Shimonoseki.

Building these huge tires requires a highly specialized degree of production expertise. The Kitakyushu and Shimonoseki plants will therefore share some facilities as well as advanced proprietary technologies, which are developed at the Bridgestone technical center in Kodaira, Tokyo. Based on closer cooperation between these three sites, Bridgestone plans to develop a global supply system for these specialty tires.

Motorcycle tires: another high-performance growth segment

Radial tires are becoming an increasingly popular choice for motorcycles as engines gain in displacement terms and become more advanced. Bridgestone has applied its state-of-the-art technological expertise to the development of high-value-added series of radial tires for motorcycles, notably the Battlax line. Bridgestone is focusing on expanding sales of these tires in Japan and other markets.

Within the latest Battlax motorcycle tire line to be introduced in North America, Europe and Japan, the BT-021 is a unique, technologically advanced hybrid that combines all the benefits of a sport tire with the finest touring luxury features. The front tires feature a unique layer of high-tensile super-penetrated cord. This delivers an appropriate level of stiffness for high-level shock absorption, providing sufficient flexibility and cutting heat generation while maintaining excellent linear handling and stability. The rear tires also feature a newly developed outside bead filler to deliver just the right amount of stiffness for high shock absorption and stability during high-speed cruising or sport riding on winding roads. A dual-tread compound improves center mileage and shoulder grip by optimizing performance from each compound.

Meeting market needs with a focus on high value-added products

Consolidated sales in the tire business segment totaled ¥2,393.2 billion (net of inter-segment transactions) in fiscal 2006, an increase of 11% over the previous year. Operating income fell 17% in year-over-year terms to ¥139.1 billion, primarily due to a significant increase in raw material costs. The global Bridgestone Group focused on maximizing sales momentum through the introduction of appealing products worldwide and on engineering further improvements in the product mix through increased sales of high-value-added product lines. Tire segment capital expenditures totaled ¥230.8 billion, reflecting ongoing investment in strategic Bridgestone Group production sites worldwide.


Sales (net of inter-segment transactions)
¥ billion
2006
2,393.2
2005
2,153.0
2004
1,928.0
2003
1,836.4
2002
1,7976


Operating income
¥ billion
2006
139.1
2005
167.9
2004
160.3
2003
148.3
2002
155.0

Japan

Bridgestone's tire sales in Japan increased over the prior year, but operating income declined due to the significant impact of higher raw material costs. Unit sales of tires for the domestic market exceeded those in the previous year and unit exports of truck and bus tires also recorded substantial growth. Total export volumes were flat, however, in part due to the ongoing expansion of overseas production capacity for passenger car and light truck tires.

In the original equipment market, Bridgestone focused on improving product mix by expanding sales of runflats and other high-performance tires. Sales of strategic product lines recorded steady growth, which contributed to an anticipated improvement in the sales mix.

Higher fuel prices were also a significant factor dampening demand within the Japanese replacement tire market. The effect was particularly marked in the commercial vehicle segment, where fleet operators responded to higher oil prices by cutting back spending on tires. In the passenger car tire segment, replacement cycles for summer tires continued to lengthen. Demand for winter tires was also down in year-over-year terms due to the comparatively low amount of snowfall, following a record high snowfall in many parts of Japan during 2005.

Aiming to generate growth through a focus on quality, Bridgestone implemented price increases for both summer tires (in February) and winter tires (in April) and sought to shift the sales mix further up-market. This approach helped to offset the flat unit demand trend characteristic of a mature market such as Japan.

Although these efforts were ultimately more successful than initially expected, Bridgestone could not fully offset the effects of sharp increases in raw material prices.

At the point of origin

In terms of generating demand, the original equipment market acts as the point of origin for Bridgestone's overall tire business. This makes it critical for Bridgestone to develop a detailed understanding of trends in new model development by automakers and to gather information on the latest production and development technology being used by the car industry worldwide. Internal systems function to circulate such feedback throughout the whole Bridgestone Group.

Original equipment sector sales also make a direct contribution by boosting demand for replacement tires. By undertaking detailed monitoring of sales levels and the production activities of automakers, Bridgestone aims to raise the overall efficiency of its tire production operations.

Price, quality, technology, sales network and global supply capacity are all important success factors in the Japanese original equipment market. Rather than prioritize individual elements,



Bridgestone's domestic tire sales network forms the backbone of its tire operation in Japan



Tire Kan assists customers' safety car life through providing comprehensive car maintenance



Bridgestone's ECOPIA M891II, fuel-efficient tires for commercial vehicles, could help customers in the transportation industry while also delivering broader environmental benefits to society

Bridgestone works to differentiate its offerings with respect to each factor so as to create a total package of products and services that delivers superior value to the customer.

A company-owned retail network

Developed over many years, Bridgestone's domestic tire sales network forms the backbone of its tire operations in Japan. The passenger car tire sales network boasts over 1,200 locations across Japan, many of which are owned by the company. The chain is divided into three branded outlet channels that focus on meeting the different needs of various types of consumers.

In truck and bus tires, Bridgestone is promoting "tire solutions" services for customers through a nationwide network of 2,600 stores and sales outlets. Some 360 of these outlets comprise the Bridgestone Service Network, which provides round-the-clock tire repair services to registered customers using a dedicated call center.

A strategy for profitable growth

Safety, environmental performance and reasonable cost are the primary determinants of tire selection in the Japanese market. Many Japanese motorists place a heavy emphasis on wet traction because roads are often slippery due to relatively frequent rainfall. Commercial vehicle fleet operators are also concerned with cost. For both sets of users, eco-friendly tires that deliver better fuel economy are becoming an increasingly popular solution.

Bridgestone's strategy is to develop high value-added products and services that meet these needs. In passenger car tires, the aim is to cultivate a strong brand at the high end of the market while capturing demand in the general-purpose tire segment. Tire safety programs and initiatives also form a significant part of the promotional mix for passenger car tires in Japan. In truck and bus tires, the emphasis is on developing eco-friendly tires that can significantly reduce users' operating costs through greater fuel efficiency.

Prospects for fiscal 2007

With domestic automobile production levels projected to surpass the highs recorded in fiscal 2006, Bridgestone expects tire demand in the original equipment sector to remain firm during 2007.

In the original equipment market, Bridgestone plans to continue focusing on improving profitability by promoting sales of strategic products, particularly runflats and high-performance tires. Greater emphasis is also being placed on generating new orders through the replacement of factory-fitted tires. In the replacement tire sector, Bridgestone plans to continue pushing forward based on the existing quality-focused strategy.

The Americas

Bridgestone does business in the Americas through a wholly-owned subsidiary and holding company known as Bridgestone Americas Holding, Inc. (BSAH). BSAH is the parent company to several subsidiaries, including Bridgestone Firestone North American Tire, LLC (BFNT), BFS Retail & Commercial Operations, LLC (BFRC) and BFS Diversified Products, LLC (BFDP). BSAH's Latin American subsidiaries include BFAR, BFBR, BFMX and BFVZ.

BSAH's 2006 sales exceeded the prior year's results. All of BSAH's major business units contributed to this increase with especially strong performances in the diversified products, North American Tire and retail segments. The sales increases were due both to better brand and product mix and higher selling prices. BSAH sales were, however, somewhat below projections due to softening tire market conditions, slowing economies and high fuel prices in the Americas, with only the retail group's sales exceeding expectations due primarily to sales in that unit's retail commercial truck and off-the-road tire group (GCR) based primarily on strong off-the-road tire sales.

BSAH's 2006 operating income declined versus the prior year (after taking into account the one-time costs related to the closure of the Oklahoma City, OK and Coquimbo, Chile plants), due mainly to the impact of increases in raw material and fuel costs and a softening of the tire market in the Americas. BSAH's 2006 operating income was below projections due to higher than expected raw material costs and higher transportation costs, lower than expected sales volume due to the softening tire market in the Americas, and start-up costs related to the new facility in Bahia, Brazil. This impact on BSAH operating income was in part offset by better than expected results at the company's retail and diversified products units.

During the year a decision was made to close the Oklahoma City tire plant, which produces tires in the low-end segment of the market where demand is shrinking and fierce competition from low-cost producing countries is increasing. The plant in Coquimbo, Chile also closed at year's end. Due to intense competition from low-cost producers, the plant's global competitiveness was waning. Moreover, it was equipped to make smaller or "mass-market" tires as well as bias tires, segments of the market that are contracting worldwide.

* Note: Refer to page 25 for details on the diversified products business in the Americas.

North America

Unit sales of passenger car and light truck tires by BFNT, which is BSAH's tire manufacturing and wholesaling operation based in the United States, declined in both the original equipment and replacement sectors due to an industry-wide decrease in demand. In particular, demand decreased for tires fitted to large sports-utility vehicles as high fuel prices translated into lower production volumes for these models.

Unit sales of truck and bus tires increased mainly in the original equipment sector as a result of "pre-buy" activities by trucking fleet operators ahead of the introduction of new engine emission regulations, which came into effect in January 2007.

Retail sales of replacement tires by BFRC exceeded both the previous year and internal projections due to the continuing strength of the retail commercial truck business and improved sales price recovery with retail tires. Operating income was also ahead of the level achieved in fiscal 2005, due to both of the above factors as well as certain one-time positive adjustments related to prior years' legal accruals.

Strategic focus

The upward trend in raw material and transportation costs and related price volatility continue to put pressure on the profitability of North American tire operations. BFNT is focusing on improving the brand and product mixes to mitigate such factors. The company is also in the process of implementing various profit-oriented initiatives aimed at enhancing productivity and lowering production costs while maintaining or improving quality.

Within the original equipment market for passenger car and light truck tires, the focus is on maintaining and growing the premium Bridgestone brand as the primary fitment, especially on prestigious marques such as BMW, Lexus and Cadillac. On the Firestone side, BFNT is committed to identifying new fitments that reflect the inherent value of the Firestone brand to customers.



Bridgestone provides customers with high quality and a diverse range of services and products


BRIDGESTONE

Firestone Complete Auto Care is the largest retail network in the United States



Sao Paulo plant in Brazil supplies domestic and other Latin American markets

In the consumer replacement segment, BFNT is focused on boosting the brand mix with the major Bridgestone and Firestone brands, while marketing the new Fuzion brand to younger affluent consumers. Seeking to create new ways to add value in tire retail operations, BFRC is also developing pilot programs to examine ways to enhance customer loyalty and satisfaction.

Outlook for 2007

Management projects a year-over-year increase in unit sales of passenger car and light truck tires in North America. The overall consumer replacement market softened in 2006. However, we anticipate a rebound in 2007 due to an improving economy. In order to take advantage of this market shift, BFNT will re-double its efforts to motivate and energize its replacement sales networks, especially the company-owned stores and Family Channel dealers. The company will continue to focus on higher margin products such as high performance and high rim diameter tires. We also estimate moderate growth in the replacement truck and bus tire business over 2006 based on the continuing strength of the trucking industry. In 2007, truck and bus tire sales in the original equipment sector are expected to be lower due to 2006 "pre-buy" activities caused by new 2007 engine emission regulations. As a result, they also project unit sales to remain on par with the previous year in truck and bus tires.

Becoming a leading force in tire retreading

In December 2006, BSAH announced that an agreement had been reached to acquire Bandag, Inc., a leading manufacturer of tire retreading materials and equipment for an effective transaction value of approximately US$1.05 billion. It is anticipated that the transaction will close in the second quarter of 2007.

Iowa-based Bandag has a global network of about 850 franchised dealers in 86 countries that produce and market retread tires and provide tire management services. In addition, Bandag owns and operates Tire Distribution Systems, Inc., a commercial retail operation that sells and services new and retread tires. It also holds an 87.5% interest in Speedco, Inc., a provider of on-highway truck lubrication and tire services to commercial truck owner-operators and fleets.

Rising operating costs are encouraging customers to focus on comprehensive tire management solutions rather than just the tire itself. Retreading enables customers to get the full value of a new tire by reusing the tire's casing. This merger promises to extend the capabilities of the Bridgestone Group significantly in meeting the needs of customers worldwide.

Central & South America

The Latin American consumer replacement market was soft during 2006, but the truck and bus replacement tire market was relatively firm. In the original equipment sector, the market experienced growth both in the consumer and truck and bus segments. Overall competitive conditions in key markets in Latin America shifted in 2006 as strong local currencies encouraged increased competition from new entrants.

While sales by Bridgestone Firestone Latin American Tire Operations (BFLA) in 2006 were higher than in the previous year, a softening market in Brazil and the impact of low-priced imports in other key Latin American markets negatively affected overall sales performance. Operating income declined on a year-over-year basis, mainly reflecting soft markets in Brazil and Venezuela and the effects of high raw material costs. BFLA's results were also affected by one-time costs associated with the closure of the Coquimbo, Chile plant.

Europe

In volume terms the European tire market grew modestly across all major product segments during fiscal 2006. The most significant growth occurred in demand for passenger car winter tires, which climbed 13% on a year-over-year basis. New legislation mandating the widespread use of winter tires in Germany, the largest market, was a major contributing factor. Demand for summer tires increased in the higher performance product categories at the expense of the general-purpose segment.

Automobile production volumes in Europe increased slightly compared with the previous year and regional car sales finished slightly higher than the year before. Bridgestone Europe NV/SA (BSEU) increased its share of the original equipment market, particularly in premium models. The truck and bus tire original equipment segment was another strong area for BSEU as commercial vehicle manufacturing output rose within Europe.

BSEU posted unit sales volumes on a par with the previous year in passenger car and light truck tires, both in the original equipment and replacement sectors. Unit sales of truck and bus tires recorded positive year-over-year growth in both sectors. Net sales of tires in Europe increased from fiscal 2005. This was achieved though selling price increases and improvements in the sales mix, in particular as the result of higher sales of Bridgestone-branded tires and high-performance product lines. These gains could not offset the impact of higher raw material prices, however, and operating income fell compared with the previous year.

Strategy and outlook

Bridgestone's core strategy in Europe focuses on boosting profits through product mix improvements, development of higher-value customer sales and service channels, and regional production capacity upgrades to increase the self-supply ratio. Cross-functional working groups have been established to oversee the development and execution of projects in all these areas.

BSEU expects strong growth in net sales for 2007 due to a combination of higher unit sales volumes with a continued focus on high-value products. Operating income is expected to fall further, however. This reflects further projected increases in raw material costs together with higher operating expenses arising from strategic investments, notably at the two production facilities currently under construction.

Developing regional self-sufficiency of supply

In fiscal 2007, BSEU plans to continue increasing local production capacity to boost regional self-sufficiency of supply while also upgrading manufacturing operations in Europe to add greater value at the local level.

A new plant for passenger car tires is under construction near Tatabánya in Hungary. Operations are scheduled to begin in 2008. This plant will employ Bridgestone's revolutionary BIRD (Bridgestone Innovative and Rational Development) production system. BIRD is the first tire production system that automates the entire manufacturing sequence from materials processing to finished tire inspection.

BSEU has announced separate plans to build another new plant for truck and bus tires in Stargard, Poland. Combined with the existing Poznan facility in Poland, once operational these two plants in central Europe are expected to bring significant benefits to BSEU in terms of greater supply self-sufficiency.

In addition to the new plants under development, BSEU has also initiated projects to



BSEU is expanding the retail stores "First Stop" all over Europe



A new plant for passenger car tires is under construction near Tatabánya in Hungary



Bridgestone Europe opened its new European Logistics Center (ELC North) with the completion of expansion work at the Zeebrugge warehouse

transfer the production of high-performance tire product lines to plants in Europe. The skills and resources of the Technical Centre in Rome are being upgraded to support this move.

Retail channel development

In line with the strategy to deliver greater value to the customer, BSEU is expanding the number of company-owned outlets supplying passenger car tires in the replacement market to complement the franchise chain, First Stop. During 2006, the number of First Stop outlets in the region increased from 1,454 to 1,567.

China

Market trends

In accord with ongoing economic growth and unprecedented advancement in motorization in China, Bridgestone expects a huge increase in demand in both the original equipment and replacement tire sectors. In particular, passenger car tire demand within the original equipment sector continues to surge amid double-digit growth in automobile production volumes. The replacement market is also expanding at an appreciable pace as the Chinese automobile market develops. The market is extremely competitive, however, due to excess supply and new entrants.

Performance and strategy

Bridgestone posted an increase in sales despite the harsh competitive environment. Profits decreased due to rising raw material costs.

To secure a strong foothold in the highly competitive Chinese market, the business foundation of the Chinese operations were bolstered by a consolidation of the sales structure, an increase in production capacity and enhanced R&D activities.

Bridgestone's 'Che-zhi-yi' network (the name means 'car wings' in English), which handles high performance passenger car radials and provides leading and a diverse range of services, was increased to over 100 stores in 2006.

Bridgestone continues to reinforce production capacity within the country. Major production facilities include tire plants in Tianjin, Shenyang and Wuxi. In Huizhou, in China's Guangdong province, Bridgestone commenced operation of the new plant for truck and bus radial tires. The year also saw the commencement of operations in August at a new technical R&D center next to the Wuxi Plant, as well as the start of construction on a new proving ground.

Bridgestone also sought to expand its raw materials business, increasing production at its steel cord plant in Shenyang and completing construction of a new steel cord plant in Huizhou at the beginning of 2007. A synthetic rubber plant located in Huizhou is due to come on stream in the first half of 2008.

Strategy and outlook

The primary objective of the China tire SBU is to be a key player in the Chinese market to take advantage of the rapid progress in motorization there. Bridgestone has already built a good reputation in China due to a competitive edge in its high-performance radial tires. Bridgestone intends to continue supplying high-quality tires with outstanding durability, abrasion-resistance, speed performance and fuel efficiency in China. This will contribute to a greater level of safety on the roads and more efficient transportation within motorization in China. Bridgestone is also confident that it will have a positive impact in key environmental areas.

Asia & Oceania

Bridgestone Group tire operations in Asia (excluding the major markets of Japan and China), Oceania and the Pacific are controlled by the Asia & Oceania SBU, which is based in Singapore. Bridgestone Asia Pacific Pte. Ltd. (BSAP) began operations on October 1, 2006. The transfer of control from the parent company to BSAP aims to shift decision-making closer to local markets and customers so that the global Bridgestone units can react more quickly to business trends and tailor products better to local needs.

Bridgestone is far and away the leading tire manufacturer in Thailand, Indonesia and Taiwan. The Bridgestone brand is also a market leader in these countries in truck and bus radial tires and high-performance passenger car tires, products which can showcase the company's technical expertise and high quality. Major Bridgestone Group production sites in the region are located in India, Indonesia, Taiwan and Thailand in Asia and Australia and New Zealand in Oceania.

Although at differing levels, each of these regions was impacted by rising raw material costs. Efforts to implement price increases met with varying degrees of success across different markets, but in general terms were insufficient to offset these higher costs fully. In Thailand, a planned price hike was cancelled after the military authorities issued an edict banning price increases following the coup d'état in September.

Business strategy

The strategy for the Asia & Oceania region matches the company's global approach: move up-market to differentiate the brand by focusing on product and service quality, and increase prices where possible. The Bridgestone Corporation is investing in higher production capacity within the region to support the strategy of upgrading the sales mix to include a greater proportion of high-performance tires.

In truck and bus tires, daily production capacity at the Bridgestone Tire Manufacturing (Thailand) Co., Ltd. facility in Chonburi was around 5,000 units at the end of 2006, representing a doubling of capacity relative to the first phase of the plant's development (completed in early 2005). Plans call for the construction of a third phase, which will boost daily capacity to 7,500 units by the end of November 2008. This facility, which exports truck and bus tires to markets around the world, was operating at close to full capacity throughout 2006.

New plants boost supply capacity

Besides tire plants in Thailand, the Bridgestone companies also operate plants to produce raw materials for tires such as steel cord and carbon black as well as to process natural rubber, thereby ensuring stable material supply.

In March 2007, Thai Bridgestone Co., Ltd. (TBSC) gained consent from the Thai Board of Investment for the construction of a new proving ground near its Nongkhae Plant. The proving ground will replace the existing one at the plant. The larger size will facilitate multi-faceted evaluation of each tire feature to enhance tire performance. This will speed up and increase efficiency of test runs, development assessment and performance verification for tires for the original equipment and replacement markets in Thailand. TBSC will also use the facility for promotional purposes and safety education activities both inside and outside the company. The establishment of a development system that also considers other markets in Asia will contribute to the advancement of the automobile industry there.

Middle East & Africa

In October 2006, Bridgestone Group operations in the Middle East and Africa were integrated under a new Dubai-based regional SBU. Additional personnel are currently being reallocated to Bridgestone Middle East & Africa



Bridgestone provides high quality products and services to customers



Sophisticated tire technology ensures high endurance under extreme conditions, such as in the desert.

FZE (BSMEA) to support increased sales activities within individual markets. The core strategic aims are to target higher sales of tires in value-added product lines where demand is growing; to generate fresh sales growth via introductions of new products; and to offer customers greater value through the integration of peripheral services into a total value package.

In the Middle East, booming economies and high levels of construction activity are driving growth in regional demand for tires. However, competition is fierce due to an influx of cheap Asian imports. War and political turmoil continue to depress demand in numerous markets across the region. In Africa, differences between markets are especially marked. While conditions in countries that export oil or other commodities are similar to the Middle East, many markets in sub-Saharan Africa remain underdeveloped. In North Africa, EU-sourced tires enjoy a substantial pricing advantage due to preferential tariff levels.

In passenger car replacement tires, the leading markets include Saudi Arabia, Egypt and the United Arab Emirates. Demand grew at double-digit rates in these countries during 2006, in line with rising sales of automobiles. In truck and bus replacement tires, although demand was similarly buoyant within leading regional markets, Bridgestone experienced fierce competition as many light-duty users opted for less expensive brands imported from China and other Asian countries due to initial cost considerations. Similar price-related factors were at play in markets in North and West Africa.

BSMEA's approach in the region is to boost brand awareness and emphasize the premium value attached to the "Made in Japan" label in the high performance and ultra high performance tires categories. In Saudi Arabia and the UAE, Bridgestone has developed an extensive sales and customer service network that confers a major competitive advantage over rival suppliers. The Bahrain F1 Grand Prix also provides valuable brand exposure within the Middle East region.

Sales and profits in the Middle East were significantly ahead of the previous year of 2006. Tire sales in Africa were on a par with fiscal 2005, *despite the emergence of cheap imported tires* from Asia. This reflected efforts to enhance the product mix amid harsh market conditions. However, profits in African markets declined significantly due to the impact of rising raw material costs.

Russia

Automobile sales are increasing in Russia at over 20% per year, with imported models generating much of the growth. Although local brands command a high share of the passenger car tire replacement market, demand for foreign tire brands continues to rise steadily. A vigorous pace of economic expansion has also fostered a high level of activity in the logistics sector, leading to rising demand for truck tires, particularly for cross-border haulage.

Benefiting from expansionary market trends, Bridgestone posted significant sales growth in Russia in 2006. This result also reflected an improved sales mix and price increases to compensate for higher raw material prices. Profits were slightly below the previous year, however, since price hikes did not fully offset the increase in costs.

A major ongoing challenge for Bridgestone in the Russian market is to build a stronger retail network, both by improving the quality of services provided by individual outlets and by assisting affiliated chains of service outlets through promoting the use of common designs and fittings in its passenger car tire outlets and instituting staff training programs.

Other initiatives focus on raising brand awareness (including exhibiting at the Moscow International Motor Show 2006) and promoting motoring safety through the local mass media.

Specialty tires

Upgrading the product mix from bias tires to high-value-added radials where competitive advantages in technologies are required is a common strategic theme throughout Bridgestone's tire business. The specialty segments of the tire market exemplify this trend.

Off-the-road radials

Extremely sophisticated technology is required in the development and production of large and ultralarge radial tires for mining and construction equipment. Of these types of tires, there are only two or three manufacturers worldwide capable of producing large radial tires for mining and construction equipment, making it tough for others to keep pace. Bridgestone therefore boasts a strong competitive edge.

The global Bridgestone Group is proud to supply tires anyplace in the world where mining occurs, beginning with North America, Australia, Russia, Chile and Brazil, and extending to China, Indonesia and Canada, where mining activity for coal and other minerals is strong. Driven by the Chinese economy's appetite for raw materials, global off-the-road radial tire demand for mining and construction equipment, particularly ultralarge tires, is growing dramatically.

Although Bridgestone has implemented initiatives to boost production capacity in response to this burgeoning demand, supply still falls shy of required levels. Also, raw material cost inflation continues to weigh on profits, as in other sectors of the tire business. Accordingly, Bridgestone seeks to continually raise product quality to ensure superiority over rival companies while working to exceed planned levels of production through enhanced efficiency and productivity and to improve selling price and mix. In 2006, sales of off-the-road radials posted positive year-over-year growth in volume and sales terms, helped in part by price increases and the effect of yen depreciation.

Although growth rate may fluctuate, Bridgestone forecasts steady demand going forward for off-the-road tires based upon current demand levels for minerals and energy. Raw material cost hikes coupled with higher depreciation costs due to the ongoing production capacity expansion program, however, are expected to result in downward pressure on profits in 2007. In response, Bridgestone will work to enhance product value and to maximize production volume by increasing capacity to the extent possible at its Hofu and Shimonoseki plants. Efforts will be made to strengthen sales and business systems for off-the-road tires to fully exploit this production increase.

Aircraft radials

Reflecting ongoing robust growth in passenger traffic, demand for aircraft tires is expected to expand at approximately 3% per year in volume terms. Within this market, demand for radials is growing at double-digit rates as airlines increasingly opt for the benefits of radials over bias tires when new aircraft models join a fleet.

Compared with bias tires, aircraft radials have a lighter construction and require less frequent retreading. Such factors promote lower operation costs through savings in fuel and maintenance for airlines.

Cutting-edge technology is essential in the key field of radial tires, meaning Bridgestone is in a position to exploit its competitive edge.

To this end, Bridgestone is applying the fruits of an advanced technological development program to take advantage of the growing market for radial tires fitted to airliners in the 100-seater-plus class.

With a continuing focus on safety, Bridgestone has developed technology designed to improve tire durability. The goal was to provide improved casing integrity which minimizes the likelihood of scattering tire fragments after foreign object damage. Bridgestone named the technology Revolutionarily Reinforced Radial (RRR).

RRR tires are being fitted to the Airbus A380 and Boeing 787 aircraft, which are due to enter



Bridgestone supplies large and ultralarge radial tires for mining and construction vehicles worldwide to meet burgeoning demand



Radial tires for aircrafts require cutting-edge technology



BATTLAX BT-021 SPORT TOURING tires for motorcycles, a sport tire with the finest touring luxury features, are sold in Japan, Europe and the United States

service in 2007 and 2008, respectively. Lighter and stronger than previous products, RRR significantly cuts the risk of damage to tires from potential hazards such as runway debris. Bridgestone will actively approach aircraft manufacturers promoting radial tires for new aircraft models, particularly RRR. On that basis, Bridgestone seeks to secure business from top airlines around the world.

To cater to growing demand, Bridgestone is also investing to expand aircraft tire retreading capacity, targeting the Chinese market in particular. A new retreading facility in Qingdao, China is due to commence operations in May 2007, augmenting a global network that spans facilities in Japan, the United States, Hong Kong and Belgium.

Motorcycle radials

Demand for radial tires for motorcycles, scooters and other two-wheeled vehicles continues to expand worldwide, particularly in developed markets such as Europe and the United States. In the road sports market, most new high-performance motorcycle models are now fitted with radial tires, a trend that is helping to drive demand within the replacement sector. In line with a global shift towards radial tires, Bridgestone plans to further strengthen marketing and sales systems in order to steadily increase sales of radial tires for motorcycles.

Bridgestone entered into the world of MotoGP in 2002 and celebrates the sixth MotoGP season in 2007. Undoubtedly, the entry has required challenges for the very best of technology at the pinnacle of motorcycle racing. However in return, that enables Bridgestone to drive motorcycle tire technology forward. MotoGP also continues to thrive with ever-growing numbers of fans around the world, raising awareness of high performance of Bridgestone's motorcycle radial tires worldwide.

Establishing fresh growth through new products and unique technology

The diversified products segment is comprised of a broad range of chemical and industrial products, the diversified products business of Bridgestone Americas, bicycles and sporting goods.

Consolidated segment sales totaled ¥598.1 billion (net of inter-segment transactions) in fiscal 2006, an increase of 11% over the previous year. Operating income rose 13% year-over-year to ¥51.8 billion. Business was particularly strong in the commercial building materials operations in the United States and in automotive components in Japan. Segment capital expenditures of ¥30.5 billion principally targeted operations with high growth potential.


Sales (net of inter-segment transactions)
¥ billion
2006
598.1
2005
538.4
2004
488.7
2003
467.5
2002
450.2


Operating income
¥ billion
2006
51.8
2005
45.9
2004
36.5
2003
34.6
2002
28.4

Chemical and industrial products

Besides tires, the Bridgestone Group manufactures a wide variety of rubber and chemical products with applications in numerous fields. In the automotive sector, the Bridgestone companies make polyurethane foam seat pads, antivibration rubber and other components. The Bridgestone companies also supply marine hoses and fenders to the shipping industry; building materials for the construction industry; and conveyor belts and related ore-transporting systems to the mining industry.

Multi-rubber bearings, which are fitted to buildings to help absorb seismic shock during an earthquake, are another example of cutting-edge Bridgestone technology with practical safety applications. Other applied industrial rubber products include rubber tracks for specialized vehicles and office equipment components such as semiconductive rollers.

Bridgestone is also a leading company in a number of applied materials fields, including interlayer adhesive films for laminated glass and performance films used in plasma display panels.

Business performance in 2006

Demonstrating the gains from Bridgestone's strategy of selectivity and concentration of resources, which has been applied consistently since 2003, the chemical and industrial products business turned in a fourth straight year of higher sales and profits in fiscal 2006.

In Japan, sales of PDP filters and other high-performance films were well ahead of fiscal 2005 levels in volume terms, while posting a double-digit increase in value on a year-over-year basis. Conveyor belts and marine fenders also generated significant sales gains in overseas markets.

The leading products in terms of sales were antivibration rubber, hydraulic hoses, rubber tracks, automotive seat pads and office equipment components such as semiconductive rollers. All of these products are marketed both in Japan and overseas. While still small in terms of revenue, products such as multi-rubber bearings and piping system components supplied to the domestic construction industry generated particularly high margins.

Efforts were focused on trying to absorb steep hikes in the cost of raw materials such as urethane through enhancing productivity and price increases wherever feasible. Overall profit performance at the consolidated level set a new record, offsetting higher depreciation expenses.

Business strategy and outlook

Long-term sales prospects are good for all products as a result of the strategy pursued in recent years. The major focus going forward is to establish fresh sources of growth by developing new products based on original, advanced technology and by creating new business models that generate added value through exceptional quality delivered using market-oriented solutions.



EVA film used as an adhesive film for solar modules



Air springs business expands globally



BFDP provides quality roofing materials with production capacity expanding

In overseas markets, the major aim is to expand sales of existing products.

Sales momentum is expected to taper off in 2007 compared with the previous year. Demand is likely to stall in a few areas, reflecting a downturn in public investment in Japan and a slowing of the US home-building industry, among other factors. Overall, however, market trends are expected to remain broadly favorable. Although generating higher profits promises to be a challenge in 2007, Bridgestone's chemical and industrial products operations have a clear strategic vision based on the relentless pursuit of ever-higher quality.

Organizational rearrangement of R&D functions

In October 2006, the diversified products basic and advanced research functions were consolidated under the control of the Diversified Products SBU. This move promises to boost the commercial applicability of basic technical research and increase synergy between product development and basic technology, compared with the previous structure in which product development proceeded independently along each product line. Bridgestone has a number of emerging businesses that are currently in a technology-driven development phase, including ultrahigh-purity silicon carbide (PureBeta) and electronic liquid powder display operations.

Bridgestone Americas' diversified products business

The diversified products business in the Americas primarily consists of roofing and building materials, industrial air springs, fibers and textiles, natural rubber and polymers. In North America, BFS Diversified Products, LLC (BFDP) is a leading company in rubber roofing materials, as well as air springs.

The building products market in the United States continued to show strong growth in 2006. The natural rubber and polymers markets in the region were also robust. Although the US market for air springs has reached maturity, demand continued to expand in emerging markets around the world.

Solid performance in 2006

The diversified products group continued to grow in sales and operating income in 2006. Particularly strong growth occurred in the building products, polymers and natural rubber businesses. The natural rubber and building products results also reflected favorable prices and an improved mix. The 2006 sales figures included a full-year contribution from the metal roofing products business and a partial-year contribution from the GenFlex commercial roofing business unit, which was acquired in September 2006.

Solid growth in operating income partly reflected prior-year costs recognized in connection with the adverse impact of Hurricane Rita on the polymers business in 2005. Higher raw material costs during 2006 were partially mitigated via increased operational efficiencies and other cost-management measures that continue to enhance quality.

Outlook for 2007

BFDP forecasts further revenue growth in 2007, with strong sales projected for the building products, fibers and textiles and polymers businesses. Growth is expected to be somewhat lower in the natural rubber and industrial products businesses. The building products business is expected to continue to benefit from commercial building activity, as well as various synergies created by the combination of the rubber roofing, metal roofing and GenFlex businesses.

Declining production from existing, aging rubber trees as well as lower purchases of latex will constrain natural rubber volumes. Higher operating expenses in the natural rubber business are one of several factors expected to slow operating income growth in 2007. An aggressive replanting program is underway which will translate into increased output in future years.

Bicycles

Bridgestone Cycle Co., Ltd. (BSC), the main Bridgestone Group firm in this sector, has been Japan's leading bicycle manufacturer for over 40 years.

A surge in cheap-priced imports, mainly from China, has resulted in the market share of imported bicycles growing to almost 90%, although the volume of imported models from China remained flat in 2005-6.

Domestic output in Japan slipped 30% during 2006 as production continued to move offshore. Domestically produced models held their own at the higher end of the market, particularly in power-assisted bicycles.

Business performance in 2006

BSC posted its first year-over-year growth in unit sales of non-power-assisted bicycles in five years, with units growing by 4%. Sales of electrically powered models (including bicycles supplied to Yamaha on an OEM basis) increased by over 10% compared with fiscal 2005. Unit sales price increases and strong growth in sales of high-priced electrically powered models added to these results, contributing to a strong overall performance.

Business strategy and outlook

BSC's aim is to increase sales and profits by improving the sales mix while maintaining a steady share of the Japanese market. This involves promoting higher-priced models such as the Assista and encouraging consumers to "trade up" by stimulating demand for fashionable and eco-conscious models.

Bicycles provide people with a healthy and eco-friendly transport alternative. Greater recreational use of bicycles by environmentally concerned urbanites is one theme being used to build future sales. BSC continues to emphasize such benefits in marketing campaigns. New product development focuses on the needs of key demographics, particularly people in their late-50s and early-60s who are nearing retirement, and the "junior baby-boom" generation.

Quality first

Recent concerns have been raised about the quality of the imported bicycles sold in Japan. In 2004, the Japan Bicycle Association (JBA) introduced the BAA (Bicycle Association Approved) mark as a voluntary quality standard to address this problem. While BSC has a long tradition of producing quality products, in line with a changeover to new models, nearly all non-sports bicycles produced by BSC now comply with the BAA standard. The JBA is currently in the process of extending this approach to sports bikes.

Environment- and safety-oriented product features

The electric-powered Assista, which runs on lithium-ion batteries, has proved popular with a wide range of consumers, notching up double-digit annual growth during 2004-6. The 2006 model featured an "auto-eco" technical advancement that saves energy by cutting power supplied to the pedals when cycling at speed on flat or downhill surfaces. This considerably reduces battery drain while ensuring that the rider receives the benefit of power assistance when starting up or cycling against a gradient or prevailing wind. The increased range is an effective selling point.

BSC also introduced an improved version of the Angelino model during 2006. Featuring a strain-resistant frame with a well-balanced low center of gravity, the Angelino R is designed specifically for parents cycling around with small children. A special back seat can safely accommodate a young child weighing over 10kg. The handle bar can be locked safely when stationary, without the release of hands. A wide, lever-assisted back stand also provides additional stability when parked.





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V10
V10



↑ Ai Miyazato, who plays on the U.S. LPGA, uses Bridgestone's sporting goods

↗ TOURSTAGE V10 wins excellence award in the 2006 Nikkei Business Superior Products and Services Awards

→ 29th Bridgestone Cycle Cup road race

Sporting goods

Bridgestone Sports Co., Ltd. (BSP) is the leading company in Japan in sales of golf balls and golf clubs. BSP is the main Bridgestone Group firm in this sector. The company also supplies sporting goods aimed at tennis enthusiasts.

Market trends and business performance

The Japanese market for golfing products continued to decline during 2006, shrinking by 2-3% in value terms compared with the previous year. The market for clubs was depressed as golfers refrained from making major new purchases ahead of the introduction of new regulations limiting club-head resistance, which are due in 2008.

Despite the general market decline, BSP posted sales 3% ahead of the previous year in fiscal 2006. Favorable customer reactions to the new TOURSTAGE V10 golf ball range and TOURSTAGE NEW V-iQ golf clubs helped to boost growth. Sales of golfing apparel under the TOURSTAGE and PARADISO brands also made a good contribution to sales.

Sharp hikes in raw material costs and fierce market competition put pressure on profits. The advantages of the 2005 merger of five domestic sales companies into two also began to show benefits in 2006. Besides concentrating resources to augment marketing power, the move enabled BSP to focus more efficiently on the detailed requirements of customers at the regional level, leading to significant gains in terms of customer service.

Business strategy and outlook

The strategic aims of Bridgestone Sports are to be the market leader in all price ranges of golf balls in Japan; to secure the leading market share in sales of golf clubs; to boost profits from sports accessories while expanding into peripheral areas; to restore the profitability of the tennis goods business; and to complete the restructuring of operations in the United States prior to further expansion.

As a leading company, Bridgestone plans to continue focusing on quality amid a highly competitive market for golf products in Japan. Sales in 2007 are expected to be on a par with the previous year.

The TOURSTAGE V10: soaring to new heights

Based on advanced 306 dual-dimple technology, Bridgestone's latest line of golf balls incorporate a number of technical advances to boost length of drive while improving control over spin on approach shots. The TOURSTAGE V10 range was a big hit in 2006, with sales of over 800,000 dozen units. A leading Japanese industry monthly named the line the top-selling golf ball in Japan in 2006. The range also garnered one of the prestigious annual Nikkei awards, which are presented for the best new products and services.

A growing profile in international golf

The Bridgestone brand continues to grow in international stature within the golf world. Bridgestone balls, clubs and accessories are used by a number of leading international golf professionals, including Stuart Appleby, Fred Couples, Tomohiro Kondo, Shigeki Maruyama, Ai Miyazato, Nick Price and Hideto Tanihara. In 2006, the World Golf Championships held the inaugural Bridgestone Invitational at the Firestone Country Club in Akron, Ohio. BSP and three other Bridgestone Group firms are the main sponsors for this event, which is on the WGC calendar until 2010.

Top women's professional Ai Miyazato uses Bridgestone products exclusively under contract. She competed in the US LPGA tour in 2006 before appearing in the Japanese tour. With two tournament victories as a professional golfer, the popular Ms. Miyazato continues to support the development of the Bridgestone and TOURSTAGE brands through widespread media coverage, both in Japan and the United States.

Feeling the need for speed and safety

As a longstanding supplier to leading global motorsports competitions, Bridgestone's motorsports team continued to notch up numerous victories during 2006. Motorsports provide the ultimate test of performance; success in this particular arena helps to demonstrate the superiority of proprietary tire technologies in unequivocal terms.



F1: Bridgestone shod Ferrari was in the hunt for both the drivers and constructors' championships until the last F1 race in 2006. The battle of the tire manufacturers also caught the attention of the media and fans, with the teams running on Bridgestone tires dominating from mid-season on to ensure a feast of exciting racing.

Bridgestone-branded tires were used extensively in Formula One during 2006. Starting in 2007, Bridgestone is the sole tire supplier for the famous and prestigious championship. Similarly, all the teams run on Bridgestone-branded tires in the GP2 Series where the F1 stars of the future fight it out in what has become a highly rated feeder series to F1. Bridgestone-branded tires are also supplied exclusively to the CHAMP CAR World Series in the United States. Firestone-branded tires are also supplied to all professional teams competing in the Indy Racing League, which is best known for the world-famous Indianapolis 500 race, known as the "Greatest Spectacle in Racing."

Besides such premier events, Bridgestone is involved in feeder series in Japan such as Formula Nippon and the All-Japan GT Championship, both of which have produced several F1 drivers. Bridgestone has also developed a reputation for high quality in the motorcycling sports world, supplying tires for global road-race competitions in the MotoGP championship. Further more, Bridgestone supplies tires for professional motocross competition.

One of the distinctive features of the various motorsports tires supplied by Bridgestone Group companies is a relative lack of degradation in performance from the start to the final straight. The stable performance of Bridgestone and Firestone tires during a race has been an important element supporting the victories of drivers and teams across many categories of motorsports. This has earned the company preferred supplier status in many sporting situations where tires are put to the ultimate test.


POTENZA
BRIDGESTONE



MotoGP: In motorcycle racing, Bridgestone scored a memorable first win in a European round of the MotoGP FIM Road Racing World Championship. In 2006, riders on Bridgestone tires posted 11 podium finishes, including four victories - an outstanding achievement in only its fifth year in the category.



INDY: IndyCar racing's flagship event is the storied Indianapolis 500. Firestone-brand tires took the checkered flag at the inaugural Indy 500 in 1911, and they since have captured more than 50 victories there. Firestone-brand tires are supplied to every IndyCar team. Sam Hornish, driving on Firestone tires, was crowned champion in the IRL IndyCar Series in 2006.



CHAMP CAR WORLD SERIES: Competition dates from the 1996 partition of IndyCar racing into two series, and it has become a global racing phenomenon. Born in the United States, it now includes events around the world. All the CHAMP CAR competitors are equipped with tires under our global racing brand, Bridgestone Potenza.



GP2 Series: In the GP2 Series, which is a training ground for prospective F1 drivers from around the world, all competitors in 2006 were on Bridgestone tires. An incredible first two seasons of thrilling races saw no fewer than 12 drivers on Bridgestone tires graduate to F1 seats.

Corporate Governance, Compliance and Risk Management

The Bridgestone Group's goal to become the world's undisputed No. 1 in tires and rubber products, both in name and substance, is not just a matter of achieving the best financial results. Bridgestone believes that, as an enterprise with a global business, it must bring the same level of quality-oriented dedication to the fulfillment of its corporate obligations to shareholders, customers and society in general. For this reason Bridgestone has attached great importance to ensuring that all due care is taken in the establishment and management of the corporate governance and CSR-related systems that facilitate the various actions required to meet such stakeholder obligations.

In the corporate governance field, Bridgestone is committed to developing and improving internal systems so that corporate decision-making obeys clear, transparent rules.

Governance ethos, structures and functions

The various corporate governance structures and practices that apply to the Companies (Bridgestone Corporation and its consolidated subsidiaries) have a common aim to ensure that the Companies fulfill the founding mission of "serving society with superior quality."

The guiding principles of the Companies' business philosophy are set out in the Bridgestone Way. Corporate governance and compliance structures aim to enable senior management and employees to make sound decisions adhering closely to these principles. The Company (Bridgestone Corporation) views corporate governance as an important management issue as well as a key element of its corporate social responsibility. Accordingly, these structures are reviewed and upgraded on an ongoing basis to support fulfillment of the broader mission.

Corporate governance structures

The Board of Directors is the senior body with the power to make top-level business decisions and to set policies and strategy for the Companies. Its actions are overseen by shareholders through the Annual General Meeting of Shareholders and are subject to internal audit by the corporate auditors. As of March 31, 2007, the Board of Directors had nine members.

The Executive Operational Committee is a senior management body that operates in a consultative and deliberative capacity to the Board of Directors. It is chaired by the President and is composed of several directors, corporate officers and divisional heads (also titled directors (non board members) within the company, honbuchou in Japanese). Convening regularly, the Executive Operational Committee is a forum for discussing and reporting on specific matters set forth in Company policy as well as other important matters.

Nominees for executive appointments and executive remuneration packages for all directors and corporate officers are determined by Directorial Personnel and Compensation Committee. Selected directors (with the exception of the President), corporate officers, divisional heads (also titled directors (non board members) within the company, honbuchou in Japanese) and corporate auditors serve on this committee. Nominations, executive compensation and retirement and severance benefits are all within the remit of this committee. Matters considered and reported by this committee are deliberated on before a decision is made by the President, the Board of Directors, the Board of Corporate Auditors or the General Meeting of Shareholders. This helps to ensure transparency and objectivity.

Separation of oversight and operational execution

Based on internal regulations governing senior management roles, a clear separation is maintained between responsibilities for management oversight and operational execution. Policy Management Rules as well as responsibility and authority that Administrative Authority Rules delineate seek to establish fair, transparent decision-making processes for all areas of business execution.

The Company has adopted a corporate officer system. Responsibility for operational management resides with the corporate officers. These executives manage the Companies' operations across different business sectors and geographic regions in accordance with policies established by the Board of Directors. The number of corporate officers was 28 as of March 31, 2007.

Internal audit functions

Bridgestone adopts the corporate auditor governance model as laid down in the Company Law of Japan. As of March 31, 2007, the Board of Corporate Auditors had six members, including three outside auditors. A replacement auditor was elected at the General Meeting of Shareholders held on March 29, 2007.

The corporate auditors conduct internal audits based on policies determined by the Board of Corporate Auditors. Directorial conduct oversight involves a number of auditing activities, including attendance at meetings of the Board of Directors and other executive meetings, review of important business documents and interviews with directors to ascertain the status of operations.

The corporate auditors also undertake annual examinations of the operations of the Company and its major subsidiaries, based on close liaison with full-time internal auditors and the audit committees of the leading domestic subsidiaries. Such activities can include meetings with representative directors to exchange information and opinions. A dedicated support staff unit assists the corporate auditors in the execution of their various duties.

The Internal Auditing Office is an independent central function within the Company reporting directly to the CEO. It employed 16 people as of the end of December, 2006. The Internal Auditing Office and internal audit departments that are appointed by the Company's divisions and major subsidiaries, oversee internal accounting and operational audits of each function, division and major subsidiary. The Internal Auditing Office is also responsible for formulating annual internal auditing plans.

Since May 2006, the internal controls of any of the Companies that make institutional change in line with the provisions of the Company Law of Japan, are subject to internal audit by the Internal Auditing Office and its internal auditing departments. This oversight by the Internal Auditing Office and its internal auditing departments provides additional strength to our internal audit systems, which then enhances our overall corporate governance within the Group.

Independent financial audit

Deloitte Touche Tohmatsu performed the independent audit of the Company's financial statements for 2006. Independent auditors express their opinion to the Board of Corporate Auditors in accordance with the Company Law of Japan. The independent financial audit team included eight Certified Public Accountants and five assistant accountants, and was led by three representative partners.

Business ethics

The Companies have a strong, cohesive philosophy that emphasizes the prosperity that derives from making a valuable contribution to the lives of shareholders, consumers, employees and other stakeholders. A set of guiding principles, known as the Bridgestone Way, encourages employees to strive to create high-quality products and to provide world-class service in the greater cause of contributing to society. Sound business ethics are a core emphasis of the Bridgestone Way, with its call to "understand and honor fully the ethical values, moral practices and legal regulations of every nation and region."

Compliance

Compliance structures and supervision

The Company implemented and developed internal compliance systems in December 2002 to facilitate ethical supervision of the operations of the Companies and to promote ethical corporate behavior by directors and employees alike.

The Chief Compliance Officer (CCO) is the senior executive charged with responsibility for the operation of the Company's compliance systems. Assisted by a full-time staff, the CCO establishes and reviews compliance guidelines, oversees the operation of various compliance-related programs and manages the dissemination of related information within the Company.



General Meeting of Shareholders
Board of Corporate Auditors
Corporate auditors (6)
(includes 3 outside auditors)
Audit
Board of Directors (9)
Audit
Independent auditors
Inquiry/report
Corporate
Auditors' Office
Directorial Personnel and
Compensation Committee
Management oversight
Operational execution
President
(concurrently Board member)
Executive Operational Committee
Internal Auditing Office
Internal audit
Integrated CSR Promotion Committee
Corporate officers
(includes those serving concurrently as Board members)
Compliance Committee
Risk Management Committee
Operating and supervisory divisions
Societal and Educational Committee
Environmental and Conservation Committee

As of March 1, 2007

In January 2007, recognizing the CSR-related importance of compliance activities, the Company established the Integrated CSR Promotion Committee, which is chaired by the President. The Compliance Committee, which is chaired by the CCO, operates as a sub-committee of the Integrated CSR Promotion Committee. It oversees all compliance-related issues, including the reporting of compliance violations and the implementation of any remedial measures or related system improvements.

Compliance-related activities

Training and programs to boost awareness form a core part of compliance activities. Training courses are held regularly for corporate officers as well as promoted managers and recent hires. Ongoing efforts to raise awareness of compliance issues include regular poster campaigns and the distribution of pamphlets and other materials providing guidelines and practical advice on compliance-related issues.

The Company has also established various compliance-related "hotlines" to provide confidential channels for Company employees to report compliance violations or related information. The aim is to ensure that unethical behavior is detected soon and addressed quickly, fairly and appropriately.

Legal compliance

The Company formulated internal policy guidelines on the protection of personal data in response to the comprehensive privacy law that came into force in Japan in April 2005. Privacy training for all employees and related awareness programs remain ongoing to address this important issue.

Internal control systems development

On May 1, 2006, in line with new legal provisions in Japan, the Board of Directors instituted an official Company policy governing internal control systems and initiated moves to establish and develop related structures. During fiscal 2006, the Company also created a new division responsible for developing internal control systems. In particular, this move was designed to comply with the provisions of the Financial Instruments and Exchange Law that govern the evaluation of the internal control systems to assure the reliability of financial reporting and related information. This law, which came into force in June 2006 and is commonly referred to as the Japanese Sarbanes-Oxley Act, provides for mandatory filing of internal control reports that will be audited by the independent auditors from fiscal year of 2009.

Risk management

Risk management activities focus on the identification and mitigation of operational risks and the implementation of measures designed to prevent both small-scale accidents and large-scale incidents. Contingency planning activities include the formulation and reviewing of business resumption plans aimed at restoring operations as quickly as possible in the event of any disruption that could have a serious impact on the Company's business.

The Risk Management Committee is chaired by the Chief Risk-Management Officer (CRO), with responsibility for the Company's risk management system. Since January 2007, in line with the recognition of the importance of risk management in CSR, it has operated as a sub-committee of the Integrated CSR Promotion Committee.

Corporate Social Responsibility (CSR)

Within the broad sphere of CSR, Bridgestone's focus is on establishing systems and on instituting activity programs of increasing efficacy across a number of fields, including environmental activities, product safety, compliance, risk management, workplace safety, disaster response and prevention, internal controls, accounting audit, personnel development, and corporate citizenship activities.

To this end, in January 2007, Bridgestone established the Integrated CSR Promotion Committee, which is chaired by the President. This move marks a change from the previous approach of managing social and environmental activities independently. Instead, the new committee aims to institutionalize an integrated management approach toward CSR-related issues within the Bridgestone Group to enable it to strike a more effective balance in focusing on the triple bottom line of economic, environmental and social returns.

The new structure also includes various subcommittees and working groups whose focus is on specific CSR-related matters in areas such as internal controls (where there are separate working groups addressing the issues of compliance and risk management) and social and environmental activities (where committees oversee societal and education activities and environmental and conservation activities). Through this new structure, Bridgestone aims to develop an integrated, consistent approach and create robustly functioning CSR systems.

During fiscal 2007, the Integrated CSR Promotion Committee plans to lead efforts to ascertain the status of CSR-related activities across the Bridgestone Group and to identify key issues. Bridgestone plans to formulate a global CSR policy for the Bridgestone Group by the end of 2007.

Environmental activities

Environmental activities are a major aspect of CSR at Bridgestone. In 2003, recognizing the importance of such issues in terms of the management of its global business, the Bridgestone Group reinvigorated its full-scale environmental management program.

Bridgestone's environmental management activities use environmental management systems that conform to the ISO 14001 standard. As of the end of December 2006, a total of 134 Bridgestone Group manufacturing facilities around the world had completed ISO 14001 certification procedures.

Eco-friendly to the core

A key element of Bridgestone's global environmental management activities program is the concept that the core business should make a direct contribution to the global environment by promoting eco-friendly enterprise. In line with this approach, Bridgestone recognizes that conventional eco-activities which are aimed at conserving resources or energy (such as paper, waste and electrical power) are insufficient; core activities such as manufacturing must also make a genuine and positive global environmental contribution. Besides helping to engender the "trust and pride" that lie at the heart of Bridgestone's corporate philosophy, developing businesses that are eco-friendly to the core is also an important way of building long-term corporate value.

Eco-friendly tires

One of the major challenges in the road transportation industry is to reduce costs while maintaining the quality of operations. Trucking companies must bear three main types of variable operating costs: fuel, maintenance and tires. In recent years, fuel costs have increased considerably due to the surge in oil prices, putting pressure on firms to find ways of alleviating the overall cost burden in other areas.

Bridgestone realized that the development of fuel-efficient tires for commercial vehicles could help its customers in the transportation industry while also delivering broader environmental benefits to society. In 2002, Bridgestone released the ECOPIA M881 and ECOPIA R221 series of tires for trucks and buses. These tires, which contribute to improved fuel economy by commercial vehicles through reducing rolling resistance, have been extremely well received by customers. During 2006, Bridgestone began manufacturing tires using an improved eco-friendly compound. The new ECOPIA M891II series delivers even greater benefits in terms of improved fuel efficiency and thus enhanced environmental contributions.



ECOPIA M891 II, a fuel-efficient trucks and buses radial tire

Three environmental management programs

Environmental management activities at Bridgestone are currently classified into three programs. The risk management program aims to minimize the environmental risks associated with business activities. The "eco-rankup" program focuses on the development of products and services that can make a positive contribution to the global environment. Finally, the environmental management program is concerned with enhancing

Bridgestone Group infrastructure worldwide to support ongoing environmental activities.

Ensuring that environmental management activities conform to the ISO 14001 standard is a major part of environmental risk reduction. During 2006, the global Bridgestone Group recorded no accidents or incidents with significant environmental impact.

The risk management program also involves proactive efforts to reduce the impact of operations in environmental terms. For instance, Bridgestone Group companies worldwide are undertaking activities to cut CO_2 emissions as part of the effort to combat global warming. In Japan, Bridgestone achieved its CO_2 emissions-reduction goal to cutting emissions in total volume to below the level achieved in 1990 some five years ahead of target, in 2005. Efforts are also underway to cut CO_2 emissions from distribution activities by raising the efficiency of logistics operations through measures such as shifting toward more eco-friendly transportation modes.

Bridgestone has instituted internal environmental standards to govern the development of a more eco-conscious product lineup. This program is now creating commercially competitive products such as the new ECOPIA range of fuel-efficient tires for trucks and buses.

Tire recycling

Aiming to fulfill its social responsibilities as a tire manufacturer, Bridgestone is engaged in continuing efforts to address the issue of waste tires. Through playing a role in initiatives as a leading member of industry organizations such as the Japan Automobile Tire Manufacturers Association and the European Tire & Rubber Manufacturers Association, Bridgestone is also seeking to develop innovative ways to recycle tires. Examples include the installation of a power-generating boiler that uses old tires as fuel at the Tochigi Plant in Japan and the development of technology to use pulverized rubber recycled from waste tires in road-paving materials in conjunction with the Japan Automobile Tire Manufacturers Association.

Environmental contribution activities

At the corporate level, Bridgestone is also involved in numerous activities that aim to make a social contribution by protecting the environment.

In Japan, Bridgestone is a corporate sponsor of a project in cooperation with the World Wide Fund for Nature (WWF) to promote aquatic biodiversity in and around Lake Biwa, Japan's largest stretch of inland water. With four business sites in Nasu Shiobara in Tochigi Prefecture, Bridgestone recognizes its responsibility as a member of the local community to help preserve the environment in the area. To this end, it has loaned a piece of land based on the Green Fund system of the National Land Afforestation Promotion Organization and using "Corporate Forests" of Forestry Agency, and dubbed it 'B-Forest Nasu Shiobara.' Nature experiences for families are conducted here.

Overseas, Bridgestone Group companies in the United States have partnered since 2002 with Keep America Beautiful to participate in the Great American Cleanup campaign, which is the largest annual U.S. community improvement and beautification program.

Bridgestone Americas Holding, Inc. has six plants enrolled in the U.S. EPA's National Environmental Performance Track (NEPT), a voluntary partnership that recognizes top environmental performance. Applicants must consistently meet their legal requirements and implement high-quality environmental management systems to achieve documented pollution prevention targets. Members are required to commit to four continuous environmental improvement goals that exceed compliance, such as reduced emissions, waste or resource use, or making improvements to wildlife habitat. An additional requirement is active involvement within the community. BSAH plans to enroll more plants for NEPT in the future.

Bridgestone has published annual environmental reports since 2000 as part of its commitment to maintaining high-quality communications with the public. Bridgestone also promotes ongoing dialog between manufacturing operations and local communities.

Environmental management activities are positioned to play a pivotal role in the medium-term business plan being formulated by the Bridgestone Group. Bridgestone understands that a genuine commitment to contributing to the solution of environmental issues is a key part of its drive to evolve as a global, quality-driven enterprise.

Safety related activities

The Bridgestone Group promotes tire safety programs to educate drivers in road safety. As an example of our commitment, we launched the "tire safety project" in 2003, since we believe it is the responsibility of tire manufacturers in the car industry to educate customers to better understand the importance of regular tire maintenance and promote the prevention of traffic accidents. In Japan, Bridgestone holds various seminars related to tire safety at company plants and automobile driving schools nationwide as well as events at shopping centers stressing the importance of child seatbelts. Driving lessons are also given to deepen awareness and understanding of tires via hands-on experience.

"Think Before You Drive" campaign

Bridgestone Corporation was awarded the third ever World Prize for Road Safety, the Environment and Mobility by Fédération Internationale de l'Automobile ("FIA") in December 2006. The award was given primarily in recognition of Bridgestone's worldwide "Think Before You Drive" campaign staged in Europe, Japan and other places around the world, which urges drivers to implement simple safety measures before they drive.



FIA

FIA World Prize for Road Safety, the Environment and Mobility award (ceremony held at the Monaco Sporting Club on December 8, 2006) (Max Mosley, FIA President (left) and Shoshi Arakawa, CEO and President of Bridgestone Corporation (right))

"Think Before You Drive" is a global road safety initiative of Bridgestone Corporation and the FIA Foundation, a philanthropic organization established with FIA funding to promote road safety and the environment. As part of the campaign, Bridgestone subsidiaries around the world team up with automobile clubs in different countries under the FIA Foundation umbrella to demonstrate the importance to motorists of checking tires, fastening seat belts, driving in the correct posture and using child restraints. To complement these safety messages, Bridgestone also distributes a safety booklet and a gauge that can measure tire pressure and tread depth. The campaign, which was launched in 2005, has now been successfully conducted in 73 countries.



"Think Before You Drive" campaign has now been successfully conducted globally

Safety education project in North America

Bridgestone Firestone North American Tire, LLC (BFNT) has a comprehensive safety education project that includes: tire safety television commercials starring legendary racer Mario Andretti; sponsorship of Driver's Edge, the nationally recognized teen driver education program that has had more than 30,000 student participants from across the United States to date; the company's innovative tire safety Web site, www.tiresafety.com; driver and tire safety education outreach effort that encourages students to learn their "M.A.R.I.O.S." (Mario Andretti's Real Information on Safety); and the Safety Scholars Contest, a contest where thousands of students submitted 500 word essays on various driver safety issues.

In 2006, Bridgestone Firestone in the United States hosted 17 "Drive & Learn" educational events. Dealers and media from across the country had the opportunity to take advantage of this hands-on driving and tire testing experience.

Other road safety initiatives

Bridgestone companies around the world periodically conduct free tire check services to enhance road safety. In Taiwan, for example, where tires are rarely sold at gas stations and are not regularly checked, Bridgestone Taiwan inspected over 700 cars over a two-day period while a free tire check campaign was held for the entire month of September. Meanwhile, Bridgestone Europe expanded its focus on road safety education by running tire safety checks at busy parking lots. Bridgestone South Africa participates in several road safety programs and sponsors tires for emergency response vehicles at the notoriously dangerous Van Reenan Pass near Durban, which is the scene of many accidents and fatalities. These exercises were used to promote simple road safety messages to the motorists in partnership with the FIA Foundation.

Corporate citizenship activities

Contributing to the welfare of the community is a critical ethical value of the global Bridgestone companies. The Bridgestone Group worldwide encourage and support active participation in the community, including sponsorships of various cultural, educational and sporting events, as well as support of numerous charitable organizations across the globe.

Japan

Bridgestone is committed to teaching young people about the importance of protecting the environment for future generations. One program designed to help achieve this awareness was an art competition held in Japan for the fourth consecutive year. The competition asks entrants to create pictures based on an environmental theme. Over 17,500 drawings were collected between December 1, 2006 and January 31, 2007, up from 11,200 the year before. The best 101 pictures were reproduced on the exterior of a fuel cell car delivered to Bridgestone by DaimlerChrysler Japan Co. Ltd.

Bridgestone also contributed ¥20 million to support relief efforts to the May 27 earthquake in Indonesia's Java island. The contributions by Bridgestone to the earthquake relief effort reflect the company's longstanding commitment to Indonesia. The donation was made through the Japan Red Cross.



Bridgestone's annual art competition for children on the theme of environment

Thailand

Since 2002, Thai Bridgestone Co., Ltd. has granted scholarships to less-fortunate students to encourage study opportunities in important fields such as engineering, agriculture and natural resources, which are aimed at driving local development. A total of 799 scholarships, including 174 in 2006, have been granted to date.



Thai Bridgestone's Rangsit Nature Education Center, a resouce center for environmental education for local youth

Elsewhere, a three-year project to build the Rangsit Nature Education Center began in 2005 in conjunction with the Asian Institute of Technology and WWF-Thailand. The location contains many varieties of birds, reptiles and amphibians, making it perfect as a resource center for environmental education through hands-on, experiential learning based on local wisdom, scientific research and technology.

To promote reading as an important base for knowledge and educational development, Thai Bridgestone donated libraries to eight schools in 2006. The company also gave bicycles to underprivileged children in north eastern Thailand to assist them in their long journey to school.

Europe

Bridgestone Europe organizes a "dreams at heArt" children's art competition designed to encourage children all around Europe to use their imaginations to visualize playful streets and safe traffic in artwork. This is but one of the many activities Bridgestone carries out in Europe to encourage safe and responsible road use.

For ten years now Bridgestone Spain has sponsored the Special Olympics Spain, a well-known international non-profit organization that aims to promote sports among children and adults with intellectual disabilities. In collaboration with this organization, Bridgestone has been a major sponsor of several spectacular national four-day swimming and basketball events with up to 400 participants in Burgos, Spain since 2001.



Bridgestone Spain supports "Special Olympics Spain" with the people of the city of Burgos, one of Bridgestone's plant locations in Europe

The Americas

Bridgestone Americas is committed to supporting the communities in which it operates through direct monetary contributions to worthy charitable causes as well as providing volunteers. Through the Bridgestone Firestone Trust Fund (the philanthropic arm of Bridgestone Americas which was established in 1952) in 2006 a total of $3.23 million was donated to a variety of charitable causes in U.S. communities where the company's plants and other facilities are located, including: the American Red Cross, the YMCA, American Heart Association, Special Olympics, the Girl Scouts, the Boy Scouts and a host of cultural and arts organizations such as local museums and ballet, opera and symphony groups. The Trust Fund also provides college scholarships to the children of employees and supports many other educational institutions, including vocational schools, business schools and colleges and universities.



Plants provide volunteers to read to the children and support to the teachers

In addition to supporting charities monetarily, Bridgestone Americas encourages its employees to participate in volunteer activities. In 2006, these activities included the construction of homes for deserving families through Habitat for Humanity, collecting gifts for needy children (many U.S. based stores and company locations participated in the Toys for Tots programs, and the Mexican and Liberian operations conducted local gift programs as well), and environmental activities including clean-up programs such as Keep America Beautiful. Several plant locations have "adopted" local schools that do not have adequate resources to provide the children a more complete learning experience. In addition to providing educational supplies to these schools, the plants also provide volunteers to read to the children and support to the teachers.



Habitat for Humanity' a volunteer activity by Bridgestone Americas' employees for their community



Keep America Beautiful, the U.S.'s largest annual community improvement and beautification program

South Africa

Bridgestone South Africa takes a proactive stance towards contributing to society and supporting local communities. Under its annual Christmas Outreach Program, employees donate new and second-hand toys to children at an Aids orphanage of their choice. Numerous other initiatives aim to increase Aids awareness such as the Caring Truckers Aids Drive and to enhance social conditions in disadvantaged communities. Employees at the Brits Plant donate food, clothing and money to underprivileged children each year.



Brits plant of Bridgestone South Africa annually support "Om Die Dam" 50K race



Under annual Christmas Outreach program, All employees of Bridgestone South Africa donate new and good second hand toys to children at Aids orphanages

Research and Development (R&D)

The Bridgestone Group mission of "serving society with superior quality" mandates an unending quest to create higher value added products worldwide to fulfill ever-changing market needs. The Companies (Bridgestone Corporation and its consolidated subsidiaries) conduct R&D activities on a global basis from the development of new materials, products and field engineering areas to the development of production technology. Major technical centers are located in Japan, the United States and Italy, at which key R&D activities befitting each region are executed.

Research and development expenditures for the Companies in 2006 totaled ¥86.7 billion ($728 million).

Tires

R&D programs in the tire segment share the fundamental aim of creating tires that deliver higher added value. Besides seeking performance gains such as increased grip or durability, Bridgestone also strives to develop tires that are safer, provide more comfort and are more economical. Reduced environmental impact is another key goal.

With regard to new products with outstanding environmental features, the Company (Bridgestone Corporation) launched the ECOPIA M891 radial tire for trucks and buses that realizes 20% lower rolling resistance than conventional tires. This improves fuel efficiency, which contributes to reduced carbon dioxide emissions while driving and enhanced abrasion resistance, making it an all-round eco-friendly tire. Its successor, the ECOPIA M891 II, was released in March 2007 with improved features. The Company also marketed new environmentally friendly radial tires for passenger cars during the year, including the B' STYLE EX.



ECOPIA M891 II, a fuel-efficient trucks and buses radial tire



B' STYLE EX, an eco-friendly passenger cars radial tire

In terms of new products with enhanced safety features, the Bridgestone Corporation released the BLIZZAK REVO2 snow tire for passenger cars, which displays superior performance on ice through the newly-developed REVO Foam Rubber Z and the Multi Z tread pattern. Performance under other conditions, including both dry and wet, is also outstanding. Another safety-oriented tire released in 2006 was the W910 snow tire for trucks and buses, which demonstrates excellent braking and driving power on snow-covered roads thanks to its snow-simulation technology.



BLIZZAK REVO2
a snow tire for passenger cars



W910
a snow tire for trucks and buses

To ensure a more comfortable driving experience, the Company brought to market the REGNO GRV tire especially for minivans that delivers an even quieter driving experience due to new noise reduction groove technology.



REGNO GRV, a tire especially for minivans delivering a quieter and more comfortable experience for driving

In the field of material development to support these products, the Company developed NanoPro-Tech that controls the morphology of rubber compounds through structural design at the molecular level. This technology facilitates the improvement of various features in the tire, including reduced rolling resistance to lessen environmental impact and superior performance on wet condition for enhanced safety. It has been incorporated into the BLIZZAK REVO2.



Material development is one of the areas Bridgestone strives for

In R&D focused on the future of motorization, the Company developed a multi air chamber tire which has three separate chambers acting as pressure vessels. The all-new type of tire contour was born from extensive R&D efforts with a view to the future of tires. The inside of the tire consists of a main chamber in the center and sub-chambers on both sides. This ensures ideal contact in any condition.

Other R&D programs focus on drive systems for electric cars, which are gaining attention for their potential as next-generation cars. Further improvements have been made to the in-wheel motor drive system, which has been under development for some time now, making it smaller and widening the scope of possible application.

Research and development expenditures for the tire segment in 2006 totaled ¥71.5 billion ($600 million).

Diversified products

R&D activities in this segment cover a diverse range of applications, the one constant being the desire to create a wide variety of products that generate higher value in the form of greater customer satisfaction.

Chemical and industrial products

The Company succeeded in commercializing a new environmentally friendly foam padding attached with an adhesive via a new technique that does not use organic solvents.

A double flooring system called B-FLOOR DX was also developed during the period. The incorporation of new floor vibration damper technology greatly enhances acoustic insulation and reduces impact sound for more comfortable living.

The Company has developed an original manufacturing process for the sealing material for hard disk drives equipped in laptops and mobile music players. This enables more efficient and precise processing than before thereby facilitating mass-production.

Elsewhere, efforts are being made to develop new technologies and products based on nanotechnology and new materials as a means to expanding business into new fields. The Company has developed an electronic display using a unique material known as Electronic Liquid Powder. A monochrome type using a dot matrix drive that can display text and graphics at high precision has already been commercialized. In addition, a full color version has been developed and experimental tests are currently underway. The new type can display up to 4,096 distinct colors by way of a newly developed specialized color filter. Focus is now on its commercial application in a wide array of fields that include publicity and advertising media.



a monochrome type of electronic display using Electronic Liquid Powder



a full color version of electronic display using Electronic Liquid Powder

Sporting goods

The Company conducts R&D activities in the sporting goods business aimed at providing high-performance, high-quality products that bring the ultimate in customer satisfaction. In golf balls, the Company developed the 306 series of dual-dimple balls, which include a soft NeoG core for low-spin and high initial speed while reducing aerial drag directly after impact. The balls help golfers maintain aerodynamic life to achieve greater distances.



The 306 series of dual-dimple balls

In golf clubs, the Company developed a club with a lighter grip, shaft and head in line with regulations concerning club heads with a strong kickback. Other developments include: swing engine design for increased head speed and a more stable swing trajectory, achieved by shifting the shaft's center of gravity further to the head side relative to conventional clubs; and a new active drive design, which enhances flying distance for off-center hits by widening the strike angle. These features ensure the ball travels further than with clubs that have a high kickback head.



New active drive design which enhances flying distance

Research and development expenditure for the diversified products segment in 2006 totaled ¥15.2 billion ($128 million).

Operational Risks

The status of the Companies (Bridgestone Corporation and its consolidated subsidiaries) as documented in this report is subject to diverse risks from both operational and accounting perspectives. This section provides an overview of the major categories of risk that may have a bearing on investors' decisions.

Management is alert to these risks, and systematic efforts are made to prevent or minimize the impact of related adverse events on operations. Nonetheless, the potential exists for unforeseen or unpredictable events related to the risk factors described below to affect the operations, business results and financial position of the Companies. All references to possible future developments in the following text are as of March 29, 2007.

Major categories of operational risk

Demand and macroeconomic conditions

The Companies conduct research and development (R&D), purchasing, manufacturing, logistics, marketing, sales and other functional activities on a global basis. Operating results and financial position are thus subject to trends in demand, interest rates, exchange rates, share prices, and other economic variables in different countries and regions. In the fiscal year ended December 31, 2006, the consolidated sales split by geographic segment (for external customers only) was 44% from operations in the Americas, 30% from Japan and 14% from Europe. An economic downturn in any of these regions could exert a major adverse effect on the business results and financial position of the Companies.

The core tire business accounts for approximately 80% of consolidated net sales. In addition, operations in the diversified products business segment also include a substantial volume of business in automotive products. The operating results and financial position of the Companies are thus heavily exposed to business conditions in the global automobile industry.

Demand for replacement tires in each country where the Companies operate is also a function of national trends in consumer spending, automotive fuel prices, and a range of other local market variables. Any combination of trends that might cause demand for replacement tires to decline, or to grow at a slower rate, could adversely affect the operating results and financial position of the Companies. For example, demand for winter tires (which make a certain contribution to sales such as in Japan, Europe and North America) is closely related to seasonal weather trends; lower-than-average snowfall in any of these regions could adversely affect to some extent the operating results and financial position of the Companies.

Legal and regulatory risk

The Companies' operations around the world are subject to diverse national (and, in Europe, supranational) laws and regulations governing all aspects of business activity, including trade, investment, foreign exchange transactions, anti-competitive practices, and environmental protection. New or revised laws and regulations could limit the scope of business activities, raise operating costs, or otherwise adversely affect the business results and financial position of the Companies.

Examples of historical legal and regulatory changes that have had an effect on the Companies' tire operations include the prohibition of spiked tires in Japan and the passage of the Transportation Recall Enhancement Accountability and Documentation (TREAD) Act in the United States. Legal and regulatory developments have also affected diversified products operations in the past, such as prohibitions on the use of chlorofluorocarbons in urethane foam.

The Companies continue to expand operations rapidly in emerging economies across Latin America and Asia, including China. Unpredictable legal and regulatory changes in these markets could necessitate modifications to investment programs and business plans. The costs of measures demanded by such legal and regulatory changes could adversely affect the Companies' operating results and financial conditions.

Operational disruptions

Natural disasters, wars, terrorist actions, civil strife, social and political unrest

Globally dispersed operations expose the Companies to a broad range of natural and manmade risks that could constitute force majeure, including natural disasters such as earthquakes and floods, wars, terrorist actions, civil strife, epidemics and general social or political unrest. Such events have the potential to affect the operating results and financial position of the Companies adversely.

The risks of such events disrupting the Companies' operations could be larger in emerging economies such as in China, Asia and Latin America, where the Companies are rapidly expanding investment. The greater political and economic volatility of these regions tends to amplify such risks.

The risk of earthquake is particularly high in Japan, where the Companies have numerous key facilities. Management systematically promotes the seismic reinforcement of the Companies' facilities in Japan, based on an order of priority determined from the results of site analyses using seismic diagnostics.

Researchers in the field have long predicted a serious earthquake in the Tokai region to the southwest of Tokyo, where the Companies' facilities include the Iwata plant, the manufacturing operations of Bridgestone Elastech Co., Ltd., and extensive sales and distribution facilities spanning both tire and diversified product operations. For operations in this region, management has instituted seismic reinforcement policies and formulated contingency plans detailing the procedures for responding to a major earthquake and restoring operational capacity as quickly as possible.

Despite such preventive measures, a serious earthquake in this region (or in another part of Japan) could disrupt operations or cause damage to facilities, necessitating expensive repairs or restoration work. The costs involved could adversely affect the Companies' operating results and financial condition.

Operational disruptions at those plants where production of certain products or materials is concentrated have the potential to cause greater problems due to the increased possibility of a supply interruption, which could result in claims for compensation based on breach of supply contracts, or in an erosion of customers' confidence in the Companies as reliable sources of supply. Any such developments could have a significantly adverse impact on the operating results and financial position of the Companies.

Information Technology (IT) systems failures

The complex operations of the Companies are increasingly dependent on the smooth, round-the-clock functioning of various computing and IT systems. Failure of such technical systems for any reason, such as a natural or manmade disaster, or through human error, could cause significant operational disruption, with the potential for major adverse effects on performance. The Companies have instituted comprehensive measures to safeguard IT and computing systems and related data, and to upgrade network security on an ongoing basis in order to prevent systemic failures.

Industrial action

Prolonged strikes or other industrial action could cause operational disruptions and thereby adversely affect the operating results and financial position of the Companies. Management strives to minimize the risk of labor unrest by fostering good labor-management relations throughout global operations.

Corporate and brand image

The Companies strive to enhance their corporate and brand image consistently through global business activities. Systematic efforts are made to ensure compliance with all applicable laws and regulations and to promote the highest ethical standards. Programs are in place across the Companies to prevent industrial incidents, particularly fires and any accidents that could cause occupational injuries, and to respond immediately to any accidents that occur.

Despite such preventive measures, serious ethical lapses or industrial accidents, which are by their nature unpredictable, have the potential to affect the operating results and financial position of the Companies adversely by damaging the image and reputation of the Companies, or by diminishing the general public's confidence in the Companies.

Currency risk

The global distribution of the Companies' R&D, manufacturing, logistics, marketing and sales facilities requires business transactions in numerous currencies. The Companies employ forward exchange contracts to hedge short-term exposure to exchange rate fluctuations between the yen and the dollar, euro and other leading currencies. However, hedging cannot insulate the Companies' operations completely from foreign exchange market trends since these operations include extensive import and export activities worldwide. Fluctuations in exchange rates can thus have an adverse effect on the operating results and financial position of the Companies.

Exchange rate fluctuations also affect the consolidated performance of the Companies because results are reported in yen. Changes in currency levels affect the values recorded for sales, expenses, assets and liabilities in all countries outside Japan when translated into yen. In general terms, yen appreciation against other leading currencies tends to depress the financial results, while yen depreciation tends to have a favorable impact.

Competition

The Companies encounter numerous competitors in both the tire and diversified products segments, across the entire product lineup. Competitive price pressures have the potential to affect the operating results and financial position of the Companies adversely. In addition, the Companies face a constant risk of demands for price reductions from large corporate clients.

The Companies strive to maintain profitability in the face of downward price pressures by continually seeking to reduce costs, raise productivity, enhance brand image, develop new markets, and launch new products that provide greater value to customers. However, management cannot guarantee that such efforts will always be sufficient to offset the effects of competition.

The Companies' strategy is based on maintaining a highly competitive technological edge. The Companies target the development and introduction of products equipped with new and advanced technologies, and then aim to persuade customers of the value inherent in such technical advances to secure prices sufficient to ensure that profits fully offset the costs of development. Fierce competition in various fields can sometimes prevent the Companies from recovering development costs through pricing, which can also have an adverse effect on operating results and financial position.

Product defects

The Companies invest considerable resources in establishing and maintaining high quality standards for all the products that they manufacture and sell. Management is particularly sensitive to the importance of quality assurance in tires and other products intimately associated with human safety. The Companies have honed their collective quality assurance capabilities by upgrading information systems related to product performance, and by establishing systems to provide early warning of any potential safety issues that may arise before they become problems.

Nonetheless, such efforts cannot guarantee a zero level of product defects or eliminate the chance of an extensive product recall at some point in the future. Any such defects or recalls could result in customer claims for damages, as well as associated litigation costs, replacement costs and damage to the Companies' reputation. Product liability claims, class-action suits and other litigation pose a particular risk in the United States.

Raw materials procurement

Disruption of supplies of raw materials has the potential to affect performance adversely. The Companies use large quantities of natural rubber in tires and other rubber products, most of which is supplied from Southeast Asia. The availability of natural rubber supplies in quantities sufficient for manufacturing purposes is subject to disruption due to natural disasters, war, terrorist actions, civil strife and other social or political unrest, in addition to the threat of poor harvests. Supply shortages or capacity constraints are also a potential problem with other basic raw materials.

The Companies rely on in-house upstream raw materials operations and on third-party suppliers for important raw materials. Any disruption of activity at those operations or suppliers and any other events that impede the Companies' plants that use those raw materials could adversely affect the Companies' operating results and financial condition.

Increases in the costs of raw materials due to tight supply, trade for speculation purpose and other reasons are also potentially detrimental to the operating results and financial position of the Companies. Management cannot guarantee that price rises can always be passed on to customers, or that ongoing efforts to raise productivity will be sufficient to compensate for any sharp increases in raw material costs.

Pension costs

Pension-related costs and obligations are reliant on actuarial assumptions concerning a number of variables, including discount rates and the expected rates of investment return on pension assets. There could be a material impact on the operating results and financial position of the Companies if actual results were to differ significantly from initial assumptions, or if deteriorating conditions in financial markets or other factors were to necessitate a change in the underlying assumptions.

Intellectual property

The Companies treat intellectual property as an important business resource. Systematic efforts are made to employ intellectual property effectively in improving the competitive position of the Companies; to protect intellectual property rights from infringement; and to avoid infringing the intellectual property rights of other parties.

Despite such safeguards, any actual or alleged infringement of third-party intellectual property rights by the Companies could have a negative impact on the use of certain materials or technologies by the Companies, and could potentially also trigger the payment of compensatory damages. Any such outcome could have a negative effect on the operating results and financial position of the Companies.

Conversely, if claims by the Companies of intellectual property rights infringement against third parties are not upheld, the Companies could also suffer direct or indirect losses through the diminished differentiation or competitiveness of their products in global markets.

Financial Section

The Bridgestone Corporation is referred to as the "Company," and the Company and its subsidiaries are referred to as the "Companies" in the second half of this Annual Report (pages 43-72).

Management's Discussion & Analysis

Net sales

¥ billion


2,247.8
2,303.9
2,416.7
2,691.4
2,991.3
2002 2003 2004 2005 2006

Currency exchange rates
(annual average rates)
¥


146
137
134
131
125
¥/€
116
116
118
¥/$
110
108
2002 2003 2004 2005 2006

Operating income

¥ billion


183.9
183.3
197.7
213.9
190.9
2002 2003 2004 2005 2006

Unless otherwise noted, all figures are taken from the consolidated financial statements and notes. The U.S. dollar figures have been translated solely for the convenience of readers at US$1 = ¥119.11, the prevailing exchange rate on December 31, 2006. Financial disclosures by Bridgestone Corporation are in accordance with accounting principles generally accepted in Japan.

Results of operations

Business environment

A defining trend of the business environment in fiscal 2006 was continued global upward movement in the cost of crude oil and other raw materials. The Japanese economy continued to recover as a result of gradually expanding personal consumption, improving corporate earnings and increases in capital spending. In the United States, while personal consumption and capital spending showed an overall increase, the economy appears to be slowing and there are concerns about the economy's future direction based on such indicators as a decrease in housing construction. Economic recovery proceeded in Europe, supported by domestic demand. Strong economic growth continued in China while other Asian economies expanded steadily.

Net sales

Consolidated net sales increased by ¥299.9 billion ($2.5 billion), or 11% year-over-year, to ¥2,991.3 billion ($25.1 billion), setting a new record for the fourth consecutive year. Sales increased across both business segments (tires and diversified products) and in every geographic segment.

The overseas sales ratio for the Companies was 74.0% in the fiscal year ended December 2006, an increase of 1.7 percentage points compared with the prior year. The high proportion of sales outside Japan means that fluctuations in currency exchange rates have a significant effect on net sales. In 2006, the depreciation of the yen against the U.S. dollar tended to boost overseas sales as reported in yen. Other sources of sales growth in fiscal 2006 included unit sales growth, increases in sales prices and a higher-value product mix. The average yen/dollar exchange rate in fiscal 2006 was ¥116, compared with ¥110 in fiscal 2005.

Operating income

Substantial increase in sales failed to offset fully higher operating costs, which were principally attributable to sharp increases in raw material prices along with higher depreciation and amortization. Such downward pressures caused operating income to decline by ¥23.0 billion ($193 million), or 11%, to ¥190.9 billion ($1,603 million). The operating margin fell by 1.5 percentage points, from 7.9% to 6.4%.

Operating income margin

(% of net sales)

FY	2006	2005	2004	2003	2002
	6.4	7.9	8.2	8.0	8.2

Performance by business segment

The tire segment includes tires for passenger cars, trucks and buses, construction and mining vehicles, aircraft and motorcycles, as well as tubes, wheels, related accessories and automotive maintenance services.

Including inter-segment transactions, in the tire segment, the Companies' sales in fiscal 2006 increased 11% over the previous year, to ¥2,396.9 billion ($20.1 billion), while operating income declined 17%, to ¥139.1 billion ($1,168 million). This largely reflected the significant impact of higher raw material costs. The Companies worked to maximize sales momentum by introducing appealing new products worldwide and by improving product mix through increased sales of high-value-added product lines. The upgrading and expansion of strategic Bridgestone Group production sites around the world was also an important feature of the year.

The consolidated net sales contribution from the core tires segment has remained at or close to the 80% level for the past several years.

The diversified products segment includes functional chemical products, a wide range of industrial items, sporting goods and bicycles. Many of these products are made from rubber or rubber-derived materials.

Including inter-segment transactions, in the diversified products segment, the Companies' operating income in fiscal 2006 increased 13% over the previous year to ¥51.8 billion ($434 million), while sales rose 11% to ¥626.9 billion ($5.3 billion). Business was especially strong in the commercial building materials operations in the United States and in automotive components in Japan.

Composition of sales by business segment
(net of inter segment transactions)

(% of net sales)

FY	2006	2005
Tires	**80.0**	80.0
Diversified products	**20.0**	20.0
	100.0	100.0

Sales of tires
(net of inter segment transactions)
¥ billion


1,797.6
1,836.4
1,928.0
2,153.0
2,393.2
2002
2003
2004
2005
2006

Performance by geographic segment

Including inter-segment transactions, sales in Japan increased 8% year-over-year to ¥1,255.6 billion ($10.5 billion), while operating income fell 15% to ¥117.6 billion ($987 million), primarily due to rising raw material costs. Tire unit sales volumes in Japan posted positive year-over-year growth in fiscal 2006. On a volume basis, exports of truck and bus tires were strong, but exports of tires for passenger cars and light trucks decreased, partly as the result of capacity expansions at overseas plants. Steady growth in sales of automotive components contributed to higher sales in the diversified products sector.

In the Americas, sales increased 15% to ¥1,333.6 billion ($11.2 billion) over the previous year. This reflected a better brand and product mix, higher selling prices and foreign exchange gains due to the weaker yen. Operating income rose 8% to ¥42.1 billion ($353 million), despite the impact of increasing raw material costs. In North America, unit sales of passenger car and light truck tires declined in both the original equipment and replacement sectors due to an industry-wide decrease in demand. Unit sales of truck and bus tires were higher than in 2005, with the original equipment sector generating much of the growth due to "pre-buy" activities by trucking fleet operators ahead of the introduction of new engine emission regulations. Sales also increased over fiscal 2005 in both diversified product and Latin American operations.

Sales in Europe increased 14% to ¥418.5 billion ($3.5 billion), partly reflecting foreign exchange gains due to yen depreciation against the euro. Operating income decreased 24% to ¥14.9 billion ($125 million), due mostly to the significant impact of rising raw material costs and expenditures related to reinforcing sales and improving logistics efficiency. Unit sales of passenger car and light truck tires were on a par with the previous year in both the original equipment and replacement sectors, while unit sales of truck and bus tires increased across both sectors.

In other regions, sales grew 17% to ¥441.2 billion ($3.7 billion), spurred by vigorous marketing efforts as well as the exchange gain on the weaker Japanese Yen . Operating income declined 4% to ¥20.3 billion ($170 million) due in part to the impact of higher raw material costs. Fiscal 2005 sales in this geographic segment have been restated for comparative purposes to reflect changes in contractual relationships affecting certain inter-segment transactions.

Sales of diversified products
(net of inter-segment transactions)
¥ billion


450.2
467.5
488.7
538.4
598.1
2002
2003
2004
2005
2006

Composition of sales by geographic segment
(company location, net of inter-segment transactions)

(% of net sales)

FY	2006	2005
Japan	**30.0**	31.9
Americas	**44.3**	42.8
Europe	**13.8**	13.5
Other	**11.9**	11.8
	100.0	100.0

Other income and expenses

Net non-operating income and expenses equaled a loss of ¥31.3 billion ($263 million), compared with an equivalent loss of ¥15.7 billion in the prior year. Rising levels of interest-bearing debt pushed up net interest expense by ¥6.1 billion ($52 million) to ¥15.3 billion ($129 million). Foreign currency exchange losses rose by ¥2.9 billion ($25 million) and other non-operating expenses increased by ¥6.5 billion ($55 million).

The Companies posted gains of ¥6.4 billion ($53 million) on the sales of fixed assets and of ¥1.7 billion ($15 million) on the sales of investments in securities.

The Companies recorded losses in fiscal 2006 at the consolidated level as a restructuring charge of ¥21.7 billion ($183 million) relating to the announced closure of two tire plants in the Americas along with asset-impairment losses of ¥5.8 billion ($48 million).

Overall, exceptional items represented a loss of ¥19.4 billion ($163 million) in fiscal 2006. In the prior year, the Companies recorded net extraordinary gains of ¥46.5 billion including an extraordinary gain of ¥82.9 billion arising mostly from the return to the Japanese government of the substitutional portion of an employee pension plan and an extraordinary loss of ¥36.4 billion arising mostly from voluntary recall related loss primarily for the settlement paymant to Ford Motor Company. The year-over-year change was thus equivalent to a decrease in profit worth ¥65.9 billion ($553 million).

Income before income taxes and minority interests decreased by ¥104.4 billion ($877 million), or 43%, to ¥140.2 billion ($1,177 million).

Net income

¥ billion



226.9
Diluted net income per share (¥)
180.8
109.1
88.7
114.5
85.1
45.4
2002 2003 2004 2005 2006

Net income

Factoring in a gain of ¥5.4 billion ($45 million) due to deferred taxes, income taxes fell 15% year-over-year to ¥51.3 billion ($430 million). Minority interests increased by a small amount to ¥3.8 billion ($32 million).

As a result, net income fell by ¥95.7 billion ($803 million), or 53%, to ¥85.1 billion ($715 million). The net return on sales deteriorated by 3.9 percentage points, from 6.7% to 2.8%.

Net return on sales

(% of net sales)

FY	2006	2005	2004	2003	2002
	2.8	6.7	4.7	3.9	2.0

Total assets

¥ billion



2,143.9
2,220.6
2,333.7
2,710.0
3,053.4
2002 2003 2004 2005 2006

Financial condition

Assets

Current assets rose by ¥135.0 billion ($1,134 million), or 10%, compared with the previous year-end, to ¥1,450.6 billion ($12.2 billion). An increase of ¥33.8 billion ($284 million) in notes and accounts receivable associated with higher sales, together with an increase of ¥84.6 billion ($710 million) in inventories, was offset by a fall of ¥15.3 billion ($129 million) in cash and cash equivalents, which mainly reflected higher capital expenditure and inventories.

Net property, plant, and equipment rose by ¥135.0 billion ($1,134 million) compared with the previous year-end, mainly reflecting the fact that capital expenditures of ¥261.3 billion ($2,194 million) exceeded depreciation, which equaled ¥145.3 billion ($1,220 million). Investments in securities increased by ¥35.2 billion ($295 million), in part due to a rise in the market value of equity holdings. Total fixed assets increased by ¥208.5 billion ($1,750 million), or 15%, compared with the previous year-end, to ¥1,602.8 billion ($13.5 billion).

Total assets increased by ¥343.5 billion ($2,884 million), or 13%, compared with the previous year-end, to ¥3,053.4 billion ($25.6 billion).

Liabilities

Current liabilities rose by ¥122.7 billion ($1,030 million), or 14%, compared with the previous year-end, to ¥978.4 billion ($8.2 billion). This reflected a net increase of ¥98.7 billion ($829 million) in short-term debt and current portion of long-term debt. Aggregate notes and accounts payable increased by ¥22.5 billion ($189 million) due to steep rises in raw material prices and other factors.

Total long-term liabilities increased by ¥162.5 billion ($1,364 million), or 24%, compared with the previous year-end, to ¥853.2 billion ($7.2 billion). Accrued pension and liability for retirement benefits increased by ¥135.1 billion ($1,134 million) to ¥329.7 billion ($2,768 million), principally as a result of a change in accounting policies provided by the Company's overseas subsidiaries in the Americas. Also, long-term debt registered an increase of ¥26.4 billion ($222 million) on a net basis.

Total debt increased by ¥125.1 billion ($1,051 million), or 22%, compared with the prior year-end, to ¥704.9 billion ($5.9 billion).

Equity

Shareholders' equity, which is equity excluding minority interests, increased ¥50.6 billion ($425 million), or 4%, compared with the previous year-end, to ¥1,179.2 billion ($9.9 billion). Major factors were an increase in the net unrealized gain on available-for-sale securities of ¥26.1 billion ($219 million) and a change in foreign currency translation adjustments of ¥38.0 billion ($319 million), and a decrease in the retained earnings of ¥48.6 billion ($408 million).

Minority interests increased 22% year-over-year to ¥42.7 billion ($358 million), principally due to yen depreciation pushing up the value of minority interests in overseas subsidiaries.

The ratio of shareholders' equity to total assets at the end of December 2006 was 38.6%, a decrease of 3.0 percentage points from the previous year-end.

The ratio of debt to debt and shareholders' equity, which is computed by short-term debt and long-term debt divided by short-term and long-term debt plus shareholders' equity, at December 31, 2006 was 0.37, compared with a ratio of 0.34 at the previous year-end.

Net return on shareholders' equity (ROE) was 7.4%, a decline of 10.1 percentage points from the previous year. Net return on total assets (ROA) equaled 3.0%, a decline of 4.2 percentage points compared with the previous year.

Net return on shareholders' equity

(% of simple average of year-end shareholders' equity)

FY	**2006**	2005	2004	2003	2002
	7.4	17.5	12.6	10.5	5.6

Net return on assets

(% of simple average of year-end total assets)

FY	**2006**	2005	2004	2003	2002
	3.0	7.2	5.0	4.1	2.0

Equity

¥ billion


796.0
888.0
935.0
1,128.6
1,221.8
2002 2003 2004 2005 2006

Note: By adoption of the new accounting standard for presentation of equity, minority interests and deferred gain on derivative instruments are included in equity for the year ended December 31, 2006

Ratio of shareholders' equity to total assets

%


37.1
40.0
40.1
41.6
38.6
2002 2003 2004 2005 2006

Cash flow
(net cash provided by operating activities)
¥ billion


269.1
258.1
238.7
149.0
149.1
2002
2003
2004
2005
2006

Cash flow

Cash and cash equivalents declined by ¥15.3 billion ($129 million) compared with the previous year-end, to ¥198.3 billion ($1,665 million). Net cash provided by operating activities was on a par with fiscal 2005, at ¥149.1 billion ($1,252 million). Income before income taxes and minority interests was the major factor. Net cash used in investing activities totaled ¥255.7 billion ($2,147 million), increasing by ¥38.8 billion ($326 million) in year-over-year terms due mainly to higher payments for purchases of property, plant and equipment. Net cash provided by financing activities totaled ¥81.4 billion ($683 million), increasing by ¥71.1 billion ($597 million) in year-over-year terms. This reflected major contributions of proceeds from long-term debt totaling ¥68.4 billion ($574 million) and net increase in short-term debt totaling ¥69.1 billion ($580 million). Repayments of long-term debt equaled ¥29.2 billion ($245 million), compared with ¥90.8 billion in the previous year.

Capital financing and liquidity

Besides borrowings from financial institutions, the Company taps financial markets in Japan and other countries directly through the issuance of bonds (principally medium-term notes in overseas markets) and commercial paper. The Company continues to seek to diversify risk and to reduce funding costs through methods such as securitization of receivables and the use of leases.

Management believes that liquidity remains ample. In addition to cash and cash equivalents totaling approximately ¥200 billion, the Company also has access to various commitment lines and overdraft facilities.

Eleven-year summary

Bridgestone Corporation and Subsidiaries
Years ended December 31

	2006	2005	2004	2003
Net sales:	**¥ 2,991,275**	¥ 2,691,376	¥ 2,416,685	¥ 2,303,917
Tires (net of inter-segment transactions)	**2,393,165**	2,152,950	1,927,989	1,836,395
Diversified products (net of inter-segment transactions)	**598,110**	538,426	488,696	467,522
Operating income	**190,876**	213,851	197,697	183,294
Net income	**85,121**	180,796	114,453	88,720
Net income per share (in yen):				
Basic	**109.10**	226.92	138.96	102.75
Diluted	**109.07**	226.86	138.94	102.56
Total assets	**3,053,440**	2,709,962	2,333,708	2,220,613
Equity	**1,221,846**	1,128,597	934,981	887,987
Ratio of shareholders' equity to total assets (%)	**38.6**	41.6	40.1	40.0
Capital expenditure	**261,335**	203,670	191,000	155,742
Depreciation and amortization	**145,349**	127,609	111,491	104,383

Note 1: Solely for the convenience of readers, the Japanese yen amounts in this annual report are translated into U.S. dollars at the rate of ¥119.11 to $1, the approximate year-end rate.

Note 2: By adoption of the new accounting standard for presentation of equity, minority interests and deferred gain on derivative instruments are included in equity for the year ended December 31, 2006.

Dividends

Including interim and final dividends each amounting to ¥12 ($0.10) per share, annual dividends for fiscal 2006 totaled ¥24 ($0.20) per share.

Projections for fiscal 2007

Management expects a persistently challenging operating environment in 2007 amid steady global economic growth. High prices for natural rubber, crude oil and other raw materials are likely to continue to put pressure on profit margins. Demand shifts and increasing competition are also expected to contribute to these global business challenges.

In Japan, management expects unit tire sales for the domestic market to remain on a par with the previous year, while unit tire exports are projected to exceed fiscal 2006 levels.

In the Americas, management projects an increase in unit sales of passenger car and light truck tires compared with the previous year. Flat growth is projected for unit sales volumes in the truck and bus tires market.

In Europe, management expects positive year-over-year growth in unit sales of passenger car, light truck, truck and bus tires.

Management forecasts consolidated net sales in fiscal 2007 of ¥3,080 billion, an increase of 3% over fiscal 2006. In year-over-year terms, management projects a 10% decline in operating income to ¥76.0 billion in the first half, but with a recovery to ¥191.0 billion for the full-year figure, compared with ¥190.8 billion posted in fiscal 2006. Management expects a 6% rise in full-year net income to ¥90.0 billion. Projected annual dividends in fiscal 2007 are ¥24 per share.

These performance forecasts are based on assumed average exchange rates of ¥110 against the dollar and ¥140 against the euro, compared with the full-year average rates recorded in fiscal 2006 of ¥116 and ¥146, respectively.

Capital expenditure


¥ billion
116.8
155.7
191.0
203.6
261.3
2002
2003
2004
2005
2006

Millions of yen

2002	2001	2000	1999	1998	1997	1996
¥ 2,247,769	¥ 2,133,825	¥ 2,006,902	¥ 2,085,720	¥ 2,236,699	¥ 2,170,803	¥ 1,958,026
1,797,598	1,687,235	1,560,182	1,638,304	1,772,226	1,685,389	1,515,510
450,171	446,590	446,720	447,416	464,473	485,414	442,516
183,862	118,023	161,785	236,777	248,318	222,298	192,356
45,379	17,389	17,741	88,690	104,626	39,159	70,335
51.97	20.20	20.60	103.98	126.28	48.23	88.20
51.89	20.19	20.59	102.96	123.01	46.83	
2,143,928	2,443,793	2,038,578	1,792,744	1,830,149	1,800,659	1,722,918
796,013	835,144	778,713	743,069	697,424	641,382	579,366
37.1	34.2	38.2	41.4	38.1	35.6	33.6
116,764	104,313	137,772	175,495	220,625	160,468	127,226
119,466	132,920	119,925	118,464	107,474	200,831	111,968

Consolidated Balance Sheets

Bridgestone Corporation and Subsidiaries
December 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 2)
Assets	**2006**	2005	**2006**
Current Assets:			
Cash and cash equivalents	**¥ 198,270**	¥ 213,581	**$ 1,664,596**
Notes and accounts receivable (Note 6), less allowance for doubtful accounts of ¥16,875 million ($141,676 thousand) in 2006 and ¥16,233 million in 2005	**548,706**	514,941	**4,606,716**
Inventories (Notes 4 and 6)	**549,526**	464,973	**4,613,601**
Deferred tax assets (Note 13)	**74,835**	49,698	**628,285**
Other current assets	**79,303**	72,440	**665,796**
Total Current Assets	**1,450,640**	1,315,633	**12,178,994**
Property, Plant and Equipment (Note 6):			
Land	**137,485**	133,250	**1,154,269**
Buildings and structures	**600,274**	557,065	**5,039,661**
Machinery and equipment	**1,715,075**	1,551,356	**14,399,085**
Construction in progress	**128,934**	89,786	**1,082,478**
	2,581,768	2,331,457	**21,675,493**
Accumulated depreciation	**(1,578,355)**	(1,463,080)	**(13,251,238)**
Net Property, Plant and Equipment	**1,003,413**	868,377	**8,424,255**
Investments and Other Assets:			
Investments in securities (Note 5)	**320,047**	284,884	**2,686,987**
Investments in and advances to affiliated companies	**20,553**	21,306	**172,555**
Long-term loans receivable, less allowance for doubtful accounts of ¥812 million ($6,817 thousand) in 2006 and ¥664 million in 2005	**11,545**	14,702	**96,927**
Deferred tax assets (Note 13)	**163,262**	138,085	**1,370,683**
Other assets	**83,980**	66,975	**705,062**
Total Investments and Other Assets	**599,387**	525,952	**5,032,214**
Total	**¥ 3,053,440**	¥ 2,709,962	**$ 25,635,463**

See notes to consolidated financial statements.

Liabilities and Equity	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 2) 2006
Current Liabilities:			
Short-term debt (Note 6)	¥ **294,638**	¥ 213,509	$ **2,473,663**
Current portion of long-term debt (Note 6)	**32,476**	14,891	**272,656**
Notes and accounts payable	**385,341**	362,812	**3,235,169**
Income taxes payable	**30,757**	35,082	**258,224**
Accrued expenses	**180,665**	177,965	**1,516,791**
Provision for voluntary tire recall (Note 17)	**6,482**	6,277	**54,420**
Deferred tax liabilities (Note 13)	**1,409**	2,000	**11,829**
Other current liabilities	**46,676**	43,238	**391,873**
Total Current Liabilities	**978,444**	855,774	**8,214,625**
Long-term Liabilities:			
Long-term debt (Note 6)	**377,743**	351,341	**3,171,379**
Accrued pension and liability for retirement benefits (Note 7)	**329,676**	194,620	**2,767,828**
Deferred tax liabilities (Note 13)	**77,240**	72,567	**648,476**
Provision for environmental remediation	**4,419**	5,887	**37,101**
Other liabilities	**64,072**	66,244	**537,923**
Total Long-term Liabilities	**853,150**	690,659	**7,162,707**
Total Liabilities	**1,831,594**	1,546,433	**15,377,332**
Minority Interests	—	34,932	—
Contingent Liabilities and Commitments (Notes 15 and 17)			
Equity (Notes 3 and 8):			
Common stock			
Authorized—1,450,000,000 shares, issued—813,102,321 shares in 2006			
and authorized—1,470,000,000 shares, issued—833,102,321 shares in 2005	**126,354**	126,354	**1,060,818**
Capital surplus	**122,079**	122,079	**1,024,927**
Retained earnings	**887,217**	935,823	**7,448,720**
Net unrealized gain on available-for-sale securities	**170,250**	144,187	**1,429,351**
Deferred gain on derivative instruments	**23**	—	**193**
Foreign currency translation adjustments	**(64,021)**	(102,038)	**(537,495)**
Treasury stock—at cost, 32,945,108 shares in 2006 and 51,748,263 shares in 2005	**(62,747)**	(97,808)	**(526,799)**
Total	**1,179,155**	1,128,597	**9,899,715**
Minority Interests	**42,691**	—	**358,416**
Total Equity	**1,221,846**	1,128,597	**10,258,131**
Total	**¥ 3,053,440**	¥ 2,709,962	**$ 25,635,463**

Consolidated Statements of Income

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2006	2005	2004	**2006**
Net Sales (Note 16)	**¥ 2,991,275**	¥ 2,691,376	¥ 2,416,685	**$ 25,113,550**
Cost of Sales	**2,005,536**	1,751,941	1,533,251	**16,837,679**
Gross profit	**985,739**	939,435	883,434	**8,275,871**
Selling, General and Administrative Expenses	**794,863**	725,584	685,737	**6,673,352**
Operating income (Note 16)	**190,876**	213,851	197,697	**1,602,519**
Other Income (Expenses):				
Interest and dividend income	**7,588**	6,030	4,936	**63,706**
Interest expense	**(22,920)**	(15,227)	(11,331)	**(192,427)**
Foreign currency exchange loss	**(5,512)**	(2,588)	(1,657)	**(46,277)**
Gains on sales of property, plant and equipment (Note 12)	**6,357**	4,318	2,523	**53,371**
Gains on sales of investments in securities	**1,733**	—	—	**14,550**
Gains on return of substitutional portion of the governmental pension program (Note 7)	**—**	78,572	—	**—**
Impairment losses on assets (Note 12)	**(5,774)**	(4,010)	—	**(48,476)**
Plant restructuring costs in the Americas (Note 12)	**(21,743)**	—	—	**(182,546)**
Loss on provision for environmental remediation (Note12)	**—**	(5,887)	—	**—**
Loss related to voluntary tire replacement (Notes 12 and 17)	**—**	(26,503)	(3,240)	**—**
Other—net	**(10,453)**	(3,961)	(8,051)	**(87,760)**
Income before income taxes and minority interests	**140,152**	244,595	180,877	**1,176,660**
Income Taxes (Note 13):				
Current	**56,669**	58,466	60,359	**475,770**
Deferred	**(5,404)**	1,794	2,459	**(45,370)**
Total	**51,265**	60,260	62,818	**430,400**
Income before minority interests	**88,887**	184,335	118,059	**746,260**
Minority Interests	**(3,766)**	(3,539)	(3,606)	**(31,618)**
Net Income	**¥ 85,121**	¥ 180,796	¥ 114,453	**$ 714,642**

	Yen			U.S. dollars (Note 2)
Per Share of Common Stock:				
Basic (Note 10)	**¥ 109.10**	¥ 226.92	¥ 138.96	**$ 0.92**
Diluted (Note 10)	**109.07**	226.86	138.94	**0.92**
Cash dividends applicable to the year	**24.00**	24.00	19.00	**0.20**

See notes to consolidated financial statements.

Consolidated Statements of Changes in Equity

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2006, 2005 and 2004

	Thousands	Millions of yen									
	Outstanding number of shares of common stock	Common stock	Capital surplus	Retained earnings	Net unrealized gain on available-for sale securities	Deferred gain on derivative instruments	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance at January 1 2004	839,832	¥ 126,354	¥ 122,079	¥ 740,187	¥ 84,496		¥ (151,475)	¥ (33,654)	¥ 887,987		¥ 887,987
Net income for the year				114,453					114,453		114,453
Cash dividends				(13,261)					(13,261)		(13,261)
Bonuses to directors				(645)					(645)		(645)
Minimum pension liability adjustments				(2,966)					(2,966)		(2,966)
Net unrealized gain on available-for-sale securities					18,117				18,117		18,117
Foreign currency translation adjustments							(826)		(826)		(826)
Purchase of treasury stock, net of sales	(37,056)			(3)				(67,875)	(67,878)		(67,878)
Balance at December 31, 2004	802,776	126,354	122,079	837,765	102,613		(152,301)	(101,529)	934,981		934,981
Net income for the year				180,796					180,796		180,796
Cash dividends				(16,772)					(16,772)		(16,772)
Bonuses to directors				(699)					(699)		(699)
Retirement of treasury stock				(50,494)				50,494	—		—
Increase due to revaluation of fixed assets in overseas subsidiaries				4,318					4,318		4,318
Minimum pension liability adjustments				(19,054)					(19,054)		(19,054)
Net unrealized gain on available-for-sale securities					41,574				41,574		41,574
Foreign currency translation adjustments							50,263		50,263		50,263
Purchase of treasury stock, net of sales	(21,422)			(37)				(46,773)	(46,810)		(46,810)
Balance at December 31 2005	781,354	126,354	122,079	935,823	144,187	—	(102,038)	(97,808)	1,128,597		1,128,597
Reclassified balance at December 31, 2005 (Notes 3 and 8)									—	¥ 34,932	34,932
Net income for the year				85,121					85,121		85,121
Cash dividends				(20,300)					(20,300)		(20,300)
Bonuses to directors				(784)					(784)		(784)
Retirement of treasury stock				(38,081)				38,081	—		—
Retirement benefit obligations				(74,536)					(74,536)		(74,536)
Purchase of treasury stock, net of sales	(1,197)			(26)				(3,020)	(3,046)		(3,046)
Net Change in the year					26,063	¥ 23	38,017		64,103	7,759	71,862
Balance at December 31, 2006	**780,157**	**¥ 126,354**	**¥ 122,079**	**¥ 887,217**	**¥ 170,250**	**¥ 23**	**¥ (64,021)**	**¥ (62,747)**	**¥1,179,155**	**¥ 42,691**	**¥ 1,221,846**

	Thousands of U.S dollars (Note 2)									
	Common stock	Capital surplus	Retained earnings	Net unrealized gain on available-for-sale securities	Deferred gain on derivative instruments	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance at December 31, 2005	$1,060,818	$1,024,927	$7,856,796	$1,210,536	—	$ (856,670)	$ (821,157)	$9,475,250		$ 9,475,250
Reclassified balance at December 31 2005 (Notes 3 and 8)								—	$ 293,275	293,275
Net income for the year			714,642					714,642		714,642
Cash dividends			(170,431)					(170,431)		(170,431)
Bonuses to directors			(6,582)					(6,582)		(6,582)
Retirement of treasury stock			(319,713)				319,713	—		—
Retirement benefit obligations			(625,774)					(625,774)		(625,774)
Purchase of treasury stock, net of sales			(218)				(25,355)	(25,573)		(25,573)
Net Change in the year				218,815	$ 193	319,175		538,183	65,141	603,324
Balance at December 31, 2006	**$1,060,818**	**$1,024,927**	**$7,448,720**	**$1,429,351**	**$ 193**	**$ (537,495)**	**$ (526,799)**	**$9,899,715**	**$ 358,416**	**$10,258,131**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2006	2005	2004	**2006**
Cash Flows from Operating Activities:				
Income before income taxes and minority interests	**¥ 140,152**	¥ 244,595	¥ 180,877	**$ 1,176,660**
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	**145,349**	127,609	111,491	**1,220,292**
Increase (decrease) in accrued pension and liability for retirement benefits	**20,846**	(100,839)	12,452	**175,015**
Interest and dividend income	**(7,588)**	(6,030)	(4,936)	**(63,706)**
Interest expense	**22,920**	15,227	11,331	**192,427**
Gains on sales of property, plant and equipment	**(6,357)**	(4,318)	(2,523)	**(53,371)**
Gains on sales of investments in securities	**(1,733)**	—	—	**(14,550)**
Impairment losses on assets	**5,774**	4,010	—	**48,476**
Plant restructuring costs in the Americas	**21,743**	—	—	**182,546**
Loss on provision for environmental remediation	**—**	5,887	—	**—**
Loss related to voluntary tire replacement	**—**	26,503	3,240	**—**
Change in assets and liabilities:				
Increase in notes and accounts receivable	**(16,782)**	(47,235)	(39,873)	**(140,895)**
Increase in inventories	**(64,622)**	(57,482)	(21,991)	**(542,541)**
Increase in notes and accounts payable	**6,088**	47,942	17,461	**51,112**
Bonuses paid to directors	**(784)**	(699)	(645)	**(6,582)**
Other	**(41,300)**	285	13,355	**(346,737)**
Subtotal	**223,706**	255,455	280,239	**1,878,146**
Interest and dividends received	**7,441**	6,057	5,624	**62,472**
Interest paid	**(21,060)**	(14,740)	(11,357)	**(176,811)**
Payments related to voluntary tire replacement	**—**	(29,213)	(6,371)	**—**
Payments for fire incident	**—**	—	(1,568)	**—**
Income taxes paid	**(60,945)**	(68,577)	(27,838)	**(511,670)**
Net Cash Provided by Operating Activities	**149,142**	148,982	238,729	**1,252,137**
Cash Flows from Investing Activities:				
Payments for purchase of property, plant and equipment	**(250,223)**	(196,494)	(179,565)	**(2,100,772)**
Proceeds from sales of property, plant and equipment	**10,834**	7,700	6,482	**90,958**
Payments for investments in securities, subsidiaries and affiliated companies	**(13,091)**	(20,472)	(15,737)	**(109,907)**
Other	**(3,228)**	(7,649)	8,904	**(27,101)**
Net Cash Used in Investing Activities	**(255,708)**	(216,915)	(179,916)	**(2,146,822)**
Cash Flows from Financing Activities:				
Net increase (decrease) in short-term debt	**68,412**	120,398	(8,750)	**574,360**
Proceeds from long-term debt	**69,052**	49,013	72,112	**579,733**
Repayments of long-term debt	**(29,169)**	(90,806)	(77,899)	**(244,891)**
Cash dividends paid	**(20,308)**	(16,772)	(13,258)	**(170,498)**
Proceeds from sale on assets of sale-leaseback transactions	**—**	6,681	15,815	**—**
Payments for repurchase of assets on sale-leaseback transactions	**—**	(2,904)	(5,911)	**—**
Payments for purchase of treasury stock	**(3,377)**	(46,966)	(67,935)	**(28,352)**
Repayments of lease obligations under capital lease	**(2,053)**	(7,643)	(6,076)	**(17,236)**
Other	**(1,160)**	(745)	(2,241)	**(9,739)**
Net Cash Provided by (Used in) Financing Activities	**81,397**	10,256	(94,143)	**683,377**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**9,858**	7,532	791	**82,763**
Net Increase (Decrease) in Cash and Cash Equivalents	**(15,311)**	(50,145)	(34,539)	**(128,545)**
Cash and Cash Equivalents at Beginning of Year	**213,581**	263,726	298,265	**1,793,141**
Cash and Cash Equivalents at End of Year	**¥ 198,270**	¥ 213,581	¥ 263,726	**$ 1,664,596**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Bridgestone Corporation and Subsidiaries

Note 1— Nature of operations

Bridgestone Corporation (the "Company") and its subsidiaries (hereinafter referred to collectively as the "Companies") engage in developing, manufacturing and marketing tires and diversified products. The Companies market their products worldwide and operate manufacturing plants in every principal market. Development activities take place primarily in Japan, the United States of America (the "U.S.") and Europe. Tire operations include automotive maintenance and repairs, retail business and credit card management, as well as tire development, manufacturing and marketing. Diversified products include industrial products, chemical products, automotive components, construction materials, electronic equipment, bicycles and sporting goods.

Note 2— Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and the accounting principles generally accepted in the U.S.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥119.11 to $1, the approximate rate of exchange at December 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Note 3— Summary of significant accounting policies

(a) Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which the Company has effective control. All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profits included in assets resulting from transactions within the Companies are eliminated.

Investments in affiliated companies, those owned 20% to 50%, are accounted for under the equity method with appropriate adjustments for intercompany profits and dividends. Equity in earnings of the affiliated companies is included in other income (expenses) in the consolidated statements of income.

The number of consolidated subsidiaries and affiliated companies for 2006 and 2005 is summarized below:

	2006	2005
Consolidated subsidiaries	**441**	440
Affiliated companies	**184**	198

(b) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include highly liquid investments with original maturities of three months or less.

(c) Allowance for doubtful accounts

Allowance for doubtful accounts is established in amounts considered to be appropriate based on the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

(d) Inventories

Inventories are substantially stated at cost determined by the moving-average method, while inventories held by subsidiaries in the Americas are substantially stated at the lower of cost, which is determined principally by the last-in, first-out method, or market.

(e) Investments in securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as follows: (i) trading securities, which are held for the purpose of earning capital gains in the near term, are reported at fair value, and the related unrealized gains and losses are included in income; (ii) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost; and (ii) available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investments in securities are reduced to net realizable value by a charge to income.

The Companies do not hold securities for trading purposes.

(f) Property, plant and equipment
Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment of the Company and its domestic subsidiaries is computed substantially by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is applied to property, plant and equipment of the Company's overseas subsidiaries. Maintenance, repair and minor renewals are charged to income as incurred.

(g) Impairment of long-lived assets
In August 2002, the Business Accounting Council ("BAC") issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003, the Accounting Standards Board of Japan ("ASBJ") issued ASBJ Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Company and its domestic subsidiaries adopted the new accounting standard for impairment of fixed assets as of January 1, 2005. Their long-lived assets are reviewed for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of an asset or asset group exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or asset group, or the net selling price at disposition.

The effect of adoption of the new accounting standard for impairment of fixed assets was to decrease income before income taxes and minority interests for the year ended December 31, 2005 by ¥3,042 million.

The impairment of long-lived assets for certain overseas subsidiaries is accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or International Accounting Standard No.36, "Impairment of Assets," which requires long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(h) Goodwill
Goodwill recorded by subsidiaries and, the excess of cost of the Company's investments in subsidiaries and affiliated companies over its equity at the respective dates of acquisition, is mainly being amortized on a straight-line basis over reasonable economical life up to twenty years.

(i) Provision for product warranties
The provision for product warranties, included in other liabilities, is estimated and recorded at the time of sale to provide for future potential costs, such as costs related to after-sales services, in amounts considered to be appropriate based on the Companies' past experience.

(j) Provision for environmental remediation
The provision for environmental remediation is estimated and recorded to provide for future potential costs, such as costs related to removal and disposal of asbestos based on related legal requirements.

(k) Retirement and pension plans
Employees serving with the Company and its domestic subsidiaries are generally entitled to lump-sum payment at retirement and, in certain cases, annuity payments, provided by funded defined benefit pension plans based on the rates of pay at the time of termination, years of service and certain other factors. The Company and its domestic subsidiaries are accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The transitional obligation, prior service costs, and actuarial gain/loss are being amortized over ten years, respectively.

Employees serving for certain of the Company's overseas subsidiaries entitled to funded defined benefit pension plans which were accounted for primarily in accordance with SFAS No.87, "Employers' Accounting for Pensions".

Postretirement benefits other than pensions for health care and life insurance provided by the Company's overseas subsidiaries in the Americas were accounted for in accordance with SFAS No.106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

The Company's overseas subsidiaries in the Americas adopted SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements, No.87, 88, 106 and 132 (R)" for fiscal years ending on and after December 31, 2006. The effect of the adoption of the new accounting standard was to increase liability by ¥116,966 million ($982,000 thousand) and decrease equity by ¥73,491 million ($617,001 thousand) for the year ended December 31, 2006.

The liability for lump sum payment at retirement to directors (members of the Board of Directors) and corporate auditors is provided by the Company and its domestic subsidiaries for at the amount which would be required, based on the Company's regulations, in the event that all directors and corporate auditors terminated their offices at the balance sheet date. Any amounts payable to directors and corporate auditors at retirement are subject to approval at the general shareholders meeting.

(l) Presentation of equity and statements of changes in equity

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity, which is effective for fiscal years ending on or after May 1, 2006. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of equity. Such items include minority interests and any deferred gain on derivative instruments.

On December 27, 2005, the ASBJ published another new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The statement of shareholders' equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under generally accepted accounting principles in Japan and has been renamed "the statement of changes in equity" from the current fiscal year.

(m) Leases

Finance leases are capitalized, and the present value of the related payments is recorded as a liability. Amortization of capitalized leased assets is computed substantially by the declining-balance method at rates based on the term of the lease.

(n) Income taxes

The provision for income taxes is computed based on income before income taxes included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred income taxes are measured by applying currently enacted tax laws to the temporary differences. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

(o) Appropriations of retained earnings

Appropriations of retained earnings are reflected in the consolidated financial statements for the following year after approval by the shareholders at general shareholders' meeting in accordance with Japanese legal requirement.

(p) Foreign currency transactions

Short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign currency exchange gains and losses from translation are recognized in income.

(q) Foreign currency financial statements

The balance sheet accounts of the Company's overseas subsidiaries are translated into Japanese yen at the current exchange rate at the balance sheet date except for equity, which is translated at the historical rate. Differences arising from such translation are shown as foreign currency translation adjustments in a separate component of equity. Revenue and expense accounts of the Company's overseas subsidiaries are translated into Japanese yen at the average annual exchange rate.

(r) Derivatives and hedging activities

The Companies use derivative financial instruments to manage their exposures to fluctuations in foreign currency exchange, interest rates and commodity prices. Foreign currency forward contracts, currency swap contracts and currency option contracts are utilized by the Companies to reduce foreign currency exchange risks. Interest rate swaps are utilized by the Companies to reduce interest rate risks. Also, commodity future contracts are utilized by the Companies to reduce commodity price risks. The Companies do not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: (i) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in income and (ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign currency forward contracts which are designated as hedging exposure to variable cash flows of forecasted transactions are measured at the fair value and the unrealized gains or losses are deferred until the underlying transactions are completed. Other foreign currency forward contracts, currency swap contracts and currency option contracts employed to hedge foreign currency exchange exposures to changes in fair value and in cash flow are also measured at the fair value but the unrealized gains or losses are recognized in income. Short-term and long-term debt denominated in foreign currencies for which foreign currency forward contracts and currency swap contracts are used to hedge the foreign currency fluctuations is translated at the contracted rate if the foreign currency forward contracts and currency swap contracts qualify for hedge accounting. The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value, but the differential paid or received under the swap agreements is recognized and included in interest expenses or income. The gains or losses on commodity future contracts in a hedge to fluctuations of commodity prices are recognized currently in income.

(s) Per share of common stock

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common stock outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible notes and bonds at the beginning of the year (or at the time of issuance) with an applicable adjustment for related interest expense, net of tax, and full exercise of outstanding warrants.

Cash dividends per share presented in the consolidated statements of income are dividends applicable to the respective years, including dividends to be paid after the end of the year.

(t) Reclassification

In preparing the consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2005 and 2004 financial statements to conform to the classifications used in 2006.

Prior to January 1, 2005, Notes and account receivable, Other current assets, Notes and account payable, and Other current liabilities with the maturity date at December 31, when it is not a working day for financial institutions, were accounted as settled for accounting purpose even in those years when December 31 was not a working day for financial institutions. Effective January 1, 2005, the Company changed its method of accounting for these items to the basis of actual cash settlement date.

(u) Accounting Change

Bonuses to directors and corporate auditors

Bonuses to directors and corporate auditors continued to be subject to approval at the general shareholders meeting in Japan. On November 29, 2005, ASBJ issued a new accounting standard for bonuses to directors and corporate auditors, which is effective for fiscal years ending on or after May 1, 2006. This new standard requires Japanese companies that bonuses to directors and corporate auditors must be expensed including accrual at the year end to which such bonuses are attributable and are no longer allowed to be directly charged to retained earnings. The Company and its domestic subsidiaries adopted the new standard and the effect of the adoption was to decrease income before income taxes and minority interests for the year ended December 31, 2006 by ¥758 million ($6,364 thousand).

(v) New Accounting Pronouncements

Business Combination and Business Separation

In October 2003, the BAC issued a Statement of Opinion, Accounting for Business Combinations, and on December 27, 2005, the ASBJ issued Accounting Standard for Business Separations and ASBJ Guidance No.10, Guidance for Accounting Standard for Business Combinations and Business Separations. These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. These specific criteria are as follows:

(i) the consideration for the business combination consists solely of common shares with voting rights,
(ii) the ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and
(iii) there are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of income. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

The Company has not completed the process of evaluating the impact that will result from adopting these new accouting standards, which are effective in 2007, and is therefore unable to disclose the impact that adopting these new accounting standards will have on its consolidated financial position and results of operations.

Note 4— Inventories

Inventories at December 31, 2006 and 2005 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Finished products	¥ 355,446	¥ 300,389	$ 2,984,183
Work in process	35,946	31,737	301,788
Raw materials and supplies	158,134	132,847	1,327,630
Total	¥ 549,526	¥ 464,973	$ 4,613,601

Note 5— Investments in securities

Information regarding each category of available-for-sale securities at December 31, 2006 and 2005 is as follows:

	Millions of yen			
	2006			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 50,212	¥ 261,771	¥ (49)	¥ 311,934
Debt securities	3,000	—	(3)	2,997

	Millions of yen			
	2005			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 46,634	¥ 229,694	¥ (23)	¥ 276,305
Debt securities	3,000	27	—	3,027

	Thousands of U.S. dollars			
	2006			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	$ 421,560	$ 2,197,725	$ (412)	$ 2,618,873
Debt securities	25,187	—	(25)	25,162

Available-for-sale securities whose fair value is not readily determinable at December 31, 2006 and 2005 are mainly as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Available-for-sale:			
Equity securities	¥ 5,057	¥ 5,451	$ 42,457

Proceeds from sales of available-for-sale securities for the years ended December 31, 2006, 2005 and 2004 are ¥2,404 million ($20,183 thousand), ¥360 million and ¥5,754 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, are ¥1,710 million ($14,356 thousand) and ¥0.1 million ($0.8 thousand), respectively, for the year ended December 31, 2006, ¥270 million and ¥5 million, respectively, for the year ended December 31, 2005 and ¥95 million and ¥78 million, respectively, for the year ended December 31, 2004.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale at December 31, 2006 are as follows:

	Millions of yen	Thousands of U.S. dollars
Available-for-sale:		
Debt securities:		
Due 2007	—	—
Due 2008 to 2011	—	—
Due 2012 to 2016	¥ 2,997	$ 25,162
Due 2017 and thereafter	—	—
Total	¥ 2,997	$ 25,162

Note 6— Short-term and long-term debt

Short-term debt at December 31, 2006 and 2005 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Short-term bank loans, weighted average interest rate of 5.5% at December 31, 2006 and 4.6% at December 31, 2005	**¥ 275,630**	¥ 195,738	**$ 2,314,079**
Commercial paper, weighted average interest rate of 3.7% at December 31, 2006 and 2.7% at December 31, 2005	**8,999**	11,771	**75,552**
0.5% yen unsecured medium term note, due 2007	**1,000**	—	**8,396**
Unsecured Euro Medium Term Notes due 2006—2007 with interest ranging from 0.4% to 0.6% at December 31, 2006 and interest 0.0% at December 31, 2005	**9,009**	6,000	**75,636**
Total	**¥ 294,638**	¥ 213,509	**$ 2,473,663**

Long-term debt at December 31, 2006 and 2005 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Borrowings from banks, insurance companies and others, weighted average interest rate of 3.1% at December 31, 2006 and 2.5% at December 31, 2005 denominated mainly in Japanese yen, U.S. dollars and Euros:			
Secured	**¥ 2,315**	¥ 2,473	**$ 19,436**
Unsecured	**256,382**	216,758	**2,152,481**
1.7% yen unsecured straight bonds, due 2007	**20,000**	20,000	**167,912**
2.0% yen unsecured straight bonds, due 2010	**30,000**	30,000	**251,868**
0.6% yen unsecured straight bonds, due 2010	**30,000**	30,000	**251,868**
0.9% yen unsecured straight bonds, due 2013	**50,000**	50,000	**419,780**
Unsecured Euro Medium Term Notes due 2007—2010 with interest ranging from 0.3% to 1.1% at December 31, 2006 and due 2007—2010 with interest 0.3% to 1.1% at December 31, 2005	**21,522**	17,001	**180,690**
Total	**410,219**	366,232	**3,444,035**
Less current portion	**(32,476)**	(14,891)	**(272,656)**
Long-term debt, less current portion	**¥ 377,743**	¥ 351,341	**$ 3,171,379**

Annual maturities of long-term debt at December 31, 2006 are as follows:

Year ending December 31,	Millions of yen	Thousands of U.S. dollars
2007	¥ 32,476	$ 272,656
2008	112,712	946,285
2009	33,355	280,035
2010	106,210	891,697
2011	59,590	500,294
2012 and thereafter	65,876	553,068
Total	¥ 410,219	$ 3,444,035

Notes and accounts receivable, inventories, and property, plant and equipment were pledged as collateral for certain bank loans. The aggregate carrying amount of the assets pledged as collateral for short-term bank loans of ¥5,284 million ($44,362 thousand) and long-term bank loans of ¥2,315 million ($19,436 thousand) at December 31, 2006 is ¥29,948 million ($251,431 thousand).

General agreements with respective banks provide, as is customary in Japan, that additional collateral must be provided under certain circumstances if requested by such banks and that certain banks have the right to offset cash deposited with them against any long-term or short-term debt or obligation that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks. The Company has never been requested to provide any additional collateral.

Effective January 29, 2007, Bridgestone Americas Holding, Inc. ("BSAH") and its major subsidiaries in the U.S. entered into separate fifth amended and restated revolving credit agreements with a syndicate of banks providing an aggregate borrowing commitment of $1.4 billion. These agreements expire on January 28, 2008. These agreements contain certain customary affirmative and negative covenants, the most restrictive of which includes (i) the maintenance by BSAH and its major subsidiaries of their consolidated tangible net worth; (ii) restrictions on entering into additional debt arrangements and the sale of assets. Further, an event of default under these agreements by any of the major subsidiaries in the U.S. cause an event of default under the BSAH fifth amended and restated revolving credit agreement. The above agreements replace the separate fourth amended and restated revolving credit agreements expired on January 29, 2007, of which the terms were substantially the same as those of the fifth agreements discussed above.

Note 7— Retirement and pension plans

Employees serving with the Company and its domestic subsidiaries are generally entitled to lump-sum payment at retirement and, in certain cases, annuity payments at retirement, provided by funded defined benefit pension plans based on the rate of pay at the time of termination, years of service and certain other factors. There are defined contribution pension plans available for the employees as well provided by the Company and certain of its domestic subsidiaries. And there are escalated payment plans for, such as voluntary retirement at certain specific ages prior to the mandatory retirement age.

Employees serving for certain of the Company's overseas subsidiaries entitled to either or each of lump-sum payment at retirement, funded defined benefit pension plans as well as defined contribution pension plans.

In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, the Company applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion managed on behalf of the government. The Company obtained approval for exemption from the future obligation from the Ministry of Health, Labor and Welfare on January 1, 2004.

The Company and certain of its domestic subsidiaries applied for return of the substitutional portion of past pension obligations to the government and obtained approval from the Ministry of

Health, Labor and Welfare on April 1, 2005. The Company and certain of its domestic subsidiaries thereafter returned the subsutitutional portion of the pension obligations and related assets to the government in July 2005 and recognized ¥78,572 million as income for the difference between the balance of the retirement benefit liabilities brought forward and the amount actually returned for the year ended December 31,2005.

According to the enactment of the Defined Contribution Pension Plan Law in October 2001, the Company and certain of its domestic subsidiaries implemented a defined contribution pension plan and a retirement benefit prepayment plan in April 2005 by which the former lump-sum payment at retirement plan was partially replaced. The Company and certain of its domestic subsidiaries applied accounting treatments specified in the guidance issued by the ASBJ. The effect of this transfer was to increase income before income taxes and minority interests by ¥496 million and was recorded as other income in the consolidated statement of income for the year ended December 31,2005.

The liability for employees' retirement benefits at December 31, 2006 and 2005 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Projected benefit obligation	**¥ 583,739**	¥ 549,650	**$ 4,900,839**
Fair value of plan assets	**(410,339)**	(377,855)	**(3,445,042)**
Unrecognized prior service cost	**21,173**	19,449	**177,760**
Unrecognized actuarial gain (loss)	**1,435**	(101,918)	**12,048**
Unrecognized transitional obligation	**(4,403)**	(5,504)	**(36,966)**
Prepaid benefit cost	**3,730**	121	**31,315**
Other	**(3,676)**	63,436	**(30,862)**
Net liability	**¥ 191,659**	¥ 147,379	**$ 1,609,092**

Certain subsidiaries adopt a simplified method in calculating their retirement benefit obligation.

Of the accrued pension and liability for retirement benefits noted above, a liability for postretirement benefits of ¥138,017 million ($1,158,736 thousand) and ¥47,241 million is included in the consolidated balance sheets at December 31, 2006 and 2005, respectively.

In addition to the above, certain subsidiaries also participate in a multi-employer pension plan covering all of their employees. There existed ¥300 million ($2,519 thousand) and ¥278 million at December 31, 2006 and 2005, respectively, of pension assets at fair value in the multi-employer pension plan; however, the portion of these assets belonging to the subsidiaries could not be reasonably calculated.

The components of the net periodic benefit costs for the years ended December 31, 2006, 2005 and 2004 are as follows:

The components of the net periodic benefit costs for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Service cost	**¥ 18,259**	¥ 16,752	¥ 17,514	**$ 153,295**
Interest cost	**23,490**	21,866	25,306	**197,213**
Expected return on plan assets	**(21,999)**	(21,110)	(24,270)	**(184,695)**
Amortization of transitional obligation	**1,101**	1,317	1,968	**9,244**
Recognized actuarial loss	**7,475**	9,017	7,750	**62,757**
Amortization of prior service cost	**(314)**	(1,881)	(1,252)	**(2,636)**
Net periodic benefit costs	**28,012**	25,961	27,016	**235,178**
Gains on return of substitutional portion of the governmental pension program	**—**	(78,572)	—	**—**
Gains on transfer from the severance lump-sum payment to a defined contribution pension plan and a retirement benefit prepayment plan	**—**	(496)	—	**—**
Total	**¥ 28,012**	¥ (53,107)	¥ 27,016	**$ 235,178**

Net periodic benefit costs noted above do not include payment costs for defined contribution pension plans provided by the Company and certain of its domestic and overseas subsidiaries of ¥6,204 million ($52,086 thousand), ¥5,296 million and ¥4,011 million for the years ended December 31, 2006, 2005 and 2004, respectively.

In addition to the above, the Company's overseas subsidiaries in the Americas recorded ¥4,544 million ($38,150 thousand) of temporal costs for plant closures at December 31, 2006.

Assumptions used for the years ended December 31, 2006, 2005 and 2004 are set forth as follows:

	2006		2005		2004
	The Company and domestic subsidiaries	Overseas subsidiaries	The Company and domestic subsidiaries	Overseas subsidiaries	
Discount rate	**2.5%**	**5.2 to 5.9%**	2.5%	5.2% to 6.0%	Principally 2.5%
Expected rate of return on plan assets	**0.7% to 3.0%**	**7.0 to 9.0%**	0.7% to 3.0%	7.0% to 9.0%	Principally 3.0%
Amortization period of prior service cost	**10 years**	**3 to 12 years**	10 years	3 to 12 years	3 to 12 years
Recognized period of actuarial gain or loss	**10 years**	**7 to 12 years**	10 years	7 to 12 years	Principally 10 years
Amortization period of transitional obligation	**10 years**	—	10 years	—	10 years

Note 8— Equity

Through May 1, 2006, the Company and its domestic subsidiaries are subject to the Commercial Code of Japan (the "Code"). The Code requires that all shares of common stock being issued with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors. The aggregate repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, capital surplus or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code imposes certain limitations on the amount of retained earnings available for dividends. Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On May 1, 2006, a new corporate law (the "Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Law that affect financial and accounting matters are summarized below:

(i) Dividends: The Law allows Japanese companies to pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For Japanese companies that meet certain criteria such as; having the Board of Directors, having independent auditors, having the Board of Corporate Auditors, and the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation. The Law permits Japanese companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements. The Law continues to provide certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of equity after dividends must be maintained at no less than ¥3 million.

The amount of retained earnings available for dividends under the Law at December 31, 2006 was ¥614,935 million ($5,162,749 thousand) based on the amount recorded in the company's general books of account.

(ii) Increases/decreases and transfer of common stock, reserve and surplus: The Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (of retained earnings) or as additional paid-in capital (of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of threshold that the Code provided. The Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(iii) Treasury stock: The Law continues to provide for Japanese companies to repurchase/dispose of treasury stock just as the Code did. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Note 9— Stock-based compensation

The Company has a stock option plan. The stock option plan which was approved at the general shareholders meeting provides options for purchases of the Company's common stock for the directors and selected employees of the Company.

The date of approval at the general shareholders meeting, the number of grant options, exercise price and exercise period at December 31, 2006 are as follows:

Date of approval at the general shareholders meeting	Number of grant options (Thousands of shares)		Exercise price (Yen)	Exercise period
March 30, 2000	Directors	121	2,358	from April 1, 2002 to March 31, 2007
	Selected employees	54		from April 1, 2002 to March 31, 2007
March 29, 2001	Directors	39	1,287	from April 1, 2003 to March 31, 2008
	Selected employees	31		from April 1, 2003 to March 31, 2008
March 28, 2002	Directors	98	1,954	from April 1, 2004 to March 31, 2009
	Selected employees	128		from April 1, 2004 to March 31, 2009
March 28, 2003	Directors	114	1,479	from April 1, 2005 to March 31, 2010
	Selected employees	75		from April 1, 2005 to March 31, 2010
March 30, 2004	Directors	120	1,864	from April 1, 2006 to March 31, 2011
	Selected employees	131		from April 1, 2006 to March 31, 2011
March 30, 2005	Directors	120	2,114	from April 1, 2007 to March 31, 2012
	Selected employees	138		from April 1, 2007 to March 31, 2012
March 30, 2006	Directors	120	2,775	from April 1, 2008 to March 31, 2013
	Selected employees	160		from April 1, 2008 to March 31, 2013
	Total	1,449		

The exercise price is equal to the higher of either 1.05 times the monthly average closing market price of the Company's common stock traded in the Tokyo Stock Exchange during the month preceding the date of grant, or the closing market price on the date of grant.

During the year ended December 31, 2006, 40 thousand, 48 thousand, 31 thousand, 47 thousand and 13 thousand shares which were approved at March 30, 2000, March 29, 2001, March 28, 2002, March 28, 2003 and March 30, 2004, respectively, were exercised. At December 31, 2006, the balance of the exercisable options was 911 thousand shares.

Note 10— Net income per share

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended December 31, 2006, 2005 and 2004 is as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted—average shares	EPS	
For the year ended December 31, 2006:				
Basic EPS				
Net income available to common shareholders	**¥ 85,121**	**780,178**	**¥ 109.10**	**$ 0.92**
Effect of dilutive securities				
Stock options		**270**		
Diluted EPS				
Net income for computation	**¥ 85,121**	**780,448**	**¥ 109.07**	**$ 0.92**

	Millions of yen	Thousands of shares	Yen
	Net income	Weighted—average shares	EPS
For the year ended December 31, 2005:			
Basic EPS			
Net income available to common shareholders	¥ 180,026	793,348	¥ 226.92
Effect of dilutive securities			
Stock options		226	
Diluted EPS			
Net income for computation	¥ 180,026	793,574	¥ 226.86
For the year ended December 31, 2004:			
Basic EPS			
Net income available to common shareholders	¥ 113,757	818,634	¥ 138.96
Effect of dilutive securities			
Stock options		108	
Diluted EPS			
Net income for computation	¥ 113,757	818,742	¥ 138.94

Note 11— Research and development costs

Research and development costs are charged to income as incurred.

Research and development costs are ¥86,687 million ($727,789 thousand), ¥79,415 million and ¥72,898 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 12— Other income (expenses)

Gains on sales of property, plant and equipment
Gains on sales of property, plant and equipment for the years ended December 31, 2006, 2005 and 2004 are mainly consists of gains on sales of land.

Impairment losses on assets
During the year ended December 31, 2006, impairment losses on assets are recognized primarily for certain asset group of raw material business in Europe due to continuously unprofitable performance even expected in the foreseeable future, by market price erosion through competition.

During the year ended December 31, 2005, the Company and its subsidiaries reviewed their long-lived assets for impairment. As a result, impairment losses on assets are mainly recognized for certain asset group of diversified business due to worse performance caused by market price erosion, raw material price steep increase and others, and for certain asset group of tire business due to a significant decline in its assets' market value.

Loss on provision for environmental remediation
During the year ended December 31, 2005, the Company and certain of its domestic subsidiaries provided recorded ¥5,887 million as future environmental remediation.

Loss related to voluntary tire replacement
During the year ended December 31, 2005, one of the Company's overseas subsidiaries in the U.S. and the Ford Motor Company ("Ford") reached a joint settlement of all outstanding financial issues associated with August 2000 voluntary safety recall and Ford's May 2001 tire replacement program. Under this agreement, the subsidiary paid Ford $240 million (¥26,503 million) for the settlement.

During the year ended December 31, 2004, a U.S. subsidiary recorded costs of tire replacement for a U.S. voluntary safety campaign to replace tires, free of any charge to customers, which was announced in February 2004.

Plant restructuring costs in the Americas
Some of the Company's overseas subsidiaries in Americas record costs of some of their plant closures as a part of tire manufacturing rationalization.

Note 13— Income taxes

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for each of the years ended December 31, 2006 and 2005, 41.9% for the year ended December 31, 2004, respectively.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at December 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Deferred tax assets:			
Accrued pension and liability for retirement benefits	¥ **126,165**	¥ 73,510	$ **1,059,231**
Accrued expenses	**35,936**	34,223	**301,704**
Unrealized intercompany profits	**25,887**	24,020	**217,337**
Net operating loss carryforwards for tax purposes	**55,820**	54,471	**468,643**
Depreciable assets	**11,004**	15,025	**92,385**
Other	**47,432**	48,962	**398,220**
Less valuation allowance	**(16,903)**	(16,257)	**(141,911)**
Total	**285,341**	233,954	**2,395,609**
Deferred tax liabilities:			
Reserve for deferred gain related fixed assets for tax purposes	**(11,668)**	(10,961)	**(97,959)**
Unrealized gain on available-for-sale securities	**(91,416)**	(85,508)	**(767,492)**
Other	**(22,809)**	(24,269)	**(191,495)**
Total	**(125,893)**	(120,738)	**(1,056,946)**
Net deferred tax assets	¥ **159,448**	¥ 113,216	$ **1,338,663**

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the consolidated statements of income for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Normal effective statutory tax rate	**40.6%**	40.6%	41.9%
Expenses not deductible for income tax purpose	**4.7**	2.7	3.3
Lower income tax rates applicable to income in certain consolidated subsidiaries	**(1.9)**	—	—
Lower income tax rates applicable to income in certain overseas countries	**—**	(3.2)	(2.7)
Tax credit for research and development costs of domestic companies	**(3.9)**	(2.5)	(3.7)
Tax adjustment of overseas companies	**(1.8)**	—	—
Change in valuation allowance for deferred tax assets	**—**	(13.9)	(4.5)
Other—net	**(1.1)**	0.9	0.4
Actual effective tax rate	**36.6%**	24.6%	34.7%

Note 14— Derivatives

The Companies enter into foreign currency forward contracts, currency swap contracts and currency option contracts to hedge foreign currency exchange risk associated with certain assets and liabilities denominated in foreign currencies. The Companies enter into interest rate swap contracts to manage their interest rate exposure on certain liabilities. In addition, the Companies enter into commodity future contracts to hedge the risk of fluctuation of commodity prices for raw materials.

All derivative transactions are entered into to hedge foreign currency, interest and commodity price exposures that arise in the course of the Companies' business. Accordingly, the market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. Because the counterparties to these derivatives are limited to major international financial institutions, the Companies do not anticipate any losses arising from credit risk. Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amounts.

Foreign currency forward contracts and currency swap contracts which qualify for hedge accounting for the years ended December 31, 2006 and 2005 are excluded from the disclosure of market value information.

The contract or notional amounts of derivatives which are shown in the following table do not represent the amounts exchanged by the parties and do not measure the Companies' exposure to credit or market risk.

The outstanding balance of derivative contracts at December 31, 2006 and 2005 are as follows:

	Millions of yen					
	2006			2005		
	Contract amount	Fair value	Unrealized gains (losses)	Contract amount	Fair value	Unrealized gains (losses)
Foreign currency forward contracts:						
Sell:						
U.S. dollar	**¥ 47,328**	**¥ 48,218**	**¥ (890)**	¥ 50,511	¥ 50,985	¥ (474)
Euro	**61,686**	**63,451**	**(1,765)**	36,340	36,399	(59)
Australian dollar	**6,678**	**7,012**	**(334)**	6,727	6,765	(38)
British pound	**819**	**857**	**(38)**	551	547	4
Other	**5,986**	**6,158**	**(172)**	7,357	7,574	(217)
Buy:						
U.S. dollar	**9,107**	**8,895**	**(212)**	5,509	5,550	41
Japanese yen	**6,550**	**6,228**	**(322)**	554	542	(12)
Other	**409**	**398**	**(11)**	1,721	1,740	19
Currency swap contracts:						
Indian rupee receipt, Japanese yen payment	**1,402**	**—**	**—**	1,402	(55)	(55)
U.S. dollar receipt, Japanese yen payment	**12,006**	**(296)**	**(296)**	—	—	—
U.S. dollar receipt, Singapore dollar payment	**5,400**	**91**	**91**	—	—	—
Interest rate swap contracts:						
Floating rate receipt, fixed rate payment	**16,054**	**(339)**	**(339)**	18,283	(705)	(705)
Fixed rate receipt, floating rate payment	**—**	**—**	**—**	6,075	(74)	(74)
Fixed rate receipt, fixed rate payment	**—**	**—**	**—**	4,016	44	44

	Thousands of U.S. dollars		
	2006		
	Contract amount	Fair value	Unrealized gains (losses)
Foreign currency forward contracts:			
Sell:			
U.S. dollar	$ 397,347	$ 404,819	$ (7,472)
Euro	517,891	532,709	(14,818)
Australian dollar	56,066	58,870	(2,804)
British pound	6,876	7,195	(319)
Other	50,256	51,700	(1,444)
Buy:			
U.S. dollar	76,459	74,679	(1,780)
Japanese yen	54,991	52,288	(2,703)
Other	3,434	3,342	(92)
Currency swap contracts:			
Indian rupee receipt, Japanese yen payment	11,771	—	—
U.S. dollar receipt, Japanese yen payment	100,798	(2,485)	(2,485)
U.S. dollar receipt, Singapore dollar payment	45,336	764	764
Interest rate swap contracts:			
Floating rate receipt, fixed rate payment	134,783	(2,846)	(2,846)
Fixed rate receipt, floating rate payment	—	—	—
Fixed rate receipt, fixed rate payment	—	—	—

Note 15— Contingent liabilities and commitments

(a) Contingent liabilities

At December 31, 2006 and 2005, the Companies had the following contingent liabilities:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Trade notes discounted	¥ 8,094	¥ 8,472	$ 67,954
Guarantees and similar items of bank borrowings	465	672	3,904
Total	¥ 8,559	¥ 9,144	$ 71,858

(b) Operating lease commitments

The Companies lease certain land, machinery, vehicles, computer equipment, office space and other assets. The minimum lease commitments under noncancelable operating leases at December 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Due within one year	¥ 32,979	¥ 30,876	$ 276,879
Due after one year	177,217	176,363	1,487,843
Total	¥ 210,196	¥ 207,239	$ 1,764,722

(c) Litigation

See Note 17 for contingent legal liabilities in relation to the voluntary tire recall.

Note 16— Segment information

Information about industry segments, geographic segments and sales to customers outside of Japan, for the years ended December 31, 2006, 2005 and 2004 is as follows:

(a) Information by industry segment

Year ended December 31, 2006	Millions of yen				
	Tires	Diversified products	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	¥ 2,393,165	¥ 598,110	¥ 2,991,275	—	¥ 2,991,275
Inter-segment	3,781	28,761	32,542	¥ (32,542)	—
Total	2,396,946	626,871	3,023,817	(32,542)	2,991,275
Operating expenses	2,257,877	575,118	2,832,995	(32,596)	2,800,399
Operating income	¥ 139,069	¥ 51,753	¥ 190,822	¥ 54	¥ 190,876
Identifiable assets	¥ 2,585,497	¥ 479,516	¥ 3,065,013	¥ (11,573)	¥ 3,053,440
Depreciation and amortization	¥ 129,286	¥ 16,063	¥ 145,349	—	¥ 145,349
Impairment losses on assets	¥ 5,774	—	¥ 5,774	—	¥ 5,774
Capital expenditures	¥ 231,995	¥ 30,520	¥ 262,515	—	¥ 262,515

Year ended December 31, 2005	Millions of yen				
	Tires	Diversified products	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	¥ 2,152,950	¥ 538,426	¥ 2,691,376	—	¥ 2,691,376
Inter-segment	3,838	26,342	30,180	¥ (30,180)	—
Total	2,156,788	564,768	2,721,556	(30,180)	2,691,376
Operating expenses	1,988,876	518,891	2,507,767	(30,242)	2,477,525
Operating income	¥ 167,912	¥ 45,877	¥ 213,789	¥ 62	¥ 213,851
Identifiable assets	¥ 2,285,669	¥ 434,182	¥ 2,719,851	¥ (9,889)	¥ 2,709,962
Depreciation and amortization	¥ 109,483	¥ 18,126	¥ 127,609	—	¥ 127,609
Impairment losses on assets	¥ 2,966	¥ 1,044	¥ 4,010	—	¥ 4,010
Capital expenditures	¥ 183,121	¥ 25,229	¥ 208,350	—	¥ 208,350

Year ended December 31, 2004	Millions of yen				
	Tires	Diversified products	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	¥ 1,927,989	¥ 488,696	¥ 2,416,685	—	¥ 2,416,685
Inter-segment	3,838	24,084	27,922	¥ (27,922)	—
Total	1,931,827	512,780	2,444,607	(27,922)	2,416,685
Operating expenses	1,771,536	476,286	2,247,822	(28,834)	2,218,988
Operating income	¥ 160,291	¥ 36,494	¥ 196,785	¥ 912	¥ 197,697
Identifiable assets	¥ 1,945,245	¥ 397,076	¥ 2,342,321	¥ (8,613)	¥ 2,333,708
Depreciation and amortization	¥ 94,581	¥ 16,910	¥ 111,491	—	¥ 111,491
Capital expenditures	¥ 170,223	¥ 22,187	¥ 192,410	—	¥ 192,410

Year ended December 31, 2006	Thousands of U.S. dollars				
	Tires	Diversified products	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	$20,092,057	$ 5,021,493	$25,113,550	—	$25,113,550
Inter-segment	31,744	241,466	273,210	$ (273,210)	—
Total	20,123,801	5,262,959	25,386,760	(273,210)	25,113,550
Operating expenses	18,956,233	4,828,461	23,784,694	(273,663)	23,511,031
Operating income	$ 1,167,568	$ 434,498	$ 1,602,066	$ 453	$ 1,602,519
Identifiable assets	$21,706,800	$ 4,025,825	$25,732,625	$ (97,162)	$25,635,463
Depreciation and amortization	$ 1,085,434	$ 134,858	$ 1,220,292	—	$ 1,220,292
Impairment losses on assets	$ 48,476	—	$ 48,476	—	$ 48,476
Capital expenditures	$ 1,947,737	$ 256,234	$ 2,203,971	—	$ 2,203,971

The major products and business of each industry segment are as follows:

Tires: Tires and tubes, wheels and accessories, auto maintenance, etc.

Diversified products: Chemical products, industrial products, sporting goods, bicycles, etc.

(b) Information by geographic segment

Year ended December 31, 2006	Millions of yen						
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 896,743	¥ 1,324,039	¥ 413,952	¥ 356,541	¥ 2,991,275	—	¥ 2,991,275
Inter-segment	358,863	9,534	4,537	84,669	457,603	¥ (457,603)	—
Total	1,255,606	1,333,573	418,489	441,210	3,448,878	(457,603)	2,991,275
Operating expenses	1,138,028	1,291,520	403,613	420,954	3,254,115	(453,716)	2,800,399
Operating income	¥ 117,578	¥ 42,053	¥ 14,876	¥ 20,256	¥ 194,763	¥ (3,887)	¥ 190,876
Identifiable assets	¥ 1,366,801	¥ 968,641	¥ 453,362	¥ 490,255	¥ 3,279,059	¥ (225,619)	¥ 3,053,440

Year ended December 31, 2005	Millions of yen						
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 858,478	¥ 1,151,513	¥ 363,131	¥ 318,254	¥ 2,691,376	—	¥ 2,691,376
Inter-segment	303,857	6,446	3,820	179,689	493,812	¥ (493,812)	—
Total	1,162,335	1,157,959	366,951	497,943	3,185,188	(493,812)	2,691,376
Operating expenses	1,024,027	1,118,994	347,327	476,853	2,967,201	(489,676)	2,477,525
Operating income	¥ 138,308	¥ 38,965	¥ 19,624	¥ 21,090	¥ 217,987	¥ (4,136)	¥ 213,851
Identifiable assets	¥ 1,338,435	¥ 820,286	¥ 366,252	¥ 370,934	¥ 2,895,907	¥ (185,945)	¥ 2,709,962

Year ended December 31, 2004	Millions of yen						
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 814,625	¥ 1,013,520	¥ 321,695	¥ 266,845	¥ 2,416,685	—	¥ 2,416,685
Inter-segment	254,237	5,419	3,901	138,538	402,095	¥ (402,095)	—
Total	1,068,862	1,018,939	325,596	405,383	2,818,780	(402,095)	2,416,685
Operating expenses	937,743	992,280	303,579	387,719	2,621,321	(402,333)	2,218,988
Operating income	¥ 131,119	¥ 26,659	¥ 22,017	¥ 17,664	¥ 197,459	¥ 238	¥ 197,697
Identifiable assets	¥ 1,249,822	¥ 633,153	¥ 323,718	¥ 285,543	¥ 2,492,236	¥ (158,528)	¥ 2,333,708

Year ended December 31, 2006	Thousands of U.S. dollars						
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	$ 7,528,696	$11,116,103	$ 3,475,375	$ 2,993,376	$25,113,550	—	$25,113,550
Inter-segment	3,012,871	80,043	38,091	710,847	3,841,852	$ (3,841,852)	—
Total	10,541,567	11,196,146	3,513,466	3,704,223	28,955,402	(3,841,852)	25,113,550
Operating expenses	9,554,429	10,843,086	3,388,573	3,534,162	27,320,250	(3,809,219)	23,511,031
Operating income	$ 987,138	$ 353,060	$ 124,893	$ 170,061	$ 1,635,152	$ (32,633)	$ 1,602,519
Identifiable assets	$11,475,115	$ 8,132,323	$ 3,806,246	$ 4,115,986	$27,529,670	$ (1,894,207)	$25,635,463

(i) Major countries and areas included in each geographic segment are as follows:

The Americas: United States, Canada, Mexico, Venezuela, Brazil, etc.

Europe: Germany, United Kingdom, France, Italy, Spain, etc.

Other: Asia Pacific, Africa, etc.

(ii) There is no impact on consolidated results, although the amount of inter-segment in net sales and operating expenses declined, compared with the prior year, in line with a change in the contractual relationship of certain inter-segment transactions in other regions in fiscal 2006.

(c) Overseas sales

Overseas sales by area and percentage of overseas sales over consolidated net sales for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Amount				Percentage		
	Millions of yen			Thousands of U.S. dollars	%		
	2006	2005	2004	**2006**	**2006**	2005	2004
Areas:							
The Americas	**¥ 1,321,111**	¥ 1,145,913	¥ 1,007,408	**$11,091,520**	**44.2%**	42.6%	41.7%
Europe	**424,381**	371,394	329,424	**3,562,933**	**14.2**	13.8	13.6
Other	**468,388**	427,976	363,767	**3,932,399**	**15.6**	15.9	15.1
Overseas sales	**¥ 2,213,880**	¥ 1,945,283	¥ 1,700,599	**$18,586,852**	**74.0%**	72.3%	70.4%
Net sales	**¥ 2,991,275**	¥ 2,691,376	¥ 2,416,685	**$25,113,550**	**100.0%**	100.0%	100.0%

Major countries and areas included in each geographic area are as follows:

The Americas: United States, Canada, Mexico, Venezuela, Brazil, etc.
Europe: Germany, United Kingdom, France, Italy, Spain, etc.
Other: Asia Pacific, Middle East, Africa, etc.

Note 17— Voluntary tire recall costs and legal liabilities

Bridgestone Americas Holding, Inc. and/or certain of its subsidiaries (collectively, "BSA") are a defendant in numerous product liability lawsuits and claims seeking compensatory and, in some cases, punitive damages based on allegations that death, personal injury, property damage and/or other loss resulted from accidents caused by tire tread separations or other tire failures, and the Company has been named as a co-defendant in some of those cases. Many of these cases involve certain tires that were part of the BSA's voluntary safety recall that was announced in August 2000 (and completed in August 2001). Many of these cases also name the Ford Motor Company ("Ford") as a co-defendant, based on various allegations related to the Ford Explorer (the vehicle involved in many of the alleged accidents involving tread separations).

In May 2001, Ford announced a campaign to replace certain BSA tires mounted on Ford vehicles without any prior agreement between BSA and Ford. This campaign was completed in March 2002. In October 2005, BSA and Ford reached an agreement resolving all issues between them which were related to BSA's August 2000 recall or the 2001 Ford replacement program. In accordance with the settlement agreement, BSA paid Ford $240 million in October 2005.

Various purported class action lawsuits were also filed against BSA, generally seeking expansion of the August 2000 recall or relief for alleged economic losses sustained because of either recalled tires or other tires investigated by the National Highway Traffic Safety Administration ("NHTSA"), or the manner of the implementation of the August 2000 recall, and the Company has been named as a co-deferdant in some of those cases. Many also seek punitive damages or injunctive relief. In 2003, BSA reached an agreement in principle with plaintiffs in certain of the class action cases on a settlement that resolved the then-outstanding claims in the state class action cases. The settlement was preliminarily approved by a state court in 2003, and final approval from the state court was received in May 2005. BSA is implementing the terms of the settlement.

In the individual product liability lawsuits and claims BSA's approach is to offer a reasonable settlement and to defend its position aggressively where such settlement is not possible. There can be no assurance that product liability lawsuits and claims will be resolved as currently envisioned and, accordingly, the ultimate liability could be higher than the recorded liability on the Balance Sheet, which consisits of reasonably estimated costs related to the voluntary tire recall. However, in the opinion of BSA management, the ultimate disposition of these product liability lawsuits and claims could possibly be material to the results of operations in any one accounting period but will not have a material adverse effect on the financial position or liquidity of BSA.

In September 2000, NHTSA opened an investigation into BSA's Steeltex tires (while it is very difficult to calculate the number of tires remaining in service, BSA's best estimate is that approximately 5 million are estimated to be in service as of December 31, 2006). NHTSA closed that investigation in April 2002 and found no design or manufacturing defect in these tires. Since then, an attorney who has filed multiple purported class action lawsuits against BSA has petitioned NHTSA to reopen its investigation of Steeltex tires. The first petition was filed in November 2002, and that petition was denied by NHTSA in June

2003. A second petition was filed in May 2004, urging NHTSA to investigate Steeltex tires generally, and in particular those tires used on ambulances. NHTSA denied this petition in September 2004. A third petition was filed in May 2006, and that petition was denied in February 2007. BSA views likelihood of loss as remote. Accordingly, BSA has made no provision for any related contingent liability.

This same attorney has filed two purported class action lawsuits against BSA relating to Steeltex tires (and generally alleging that all such tires are defective). The first suit, filed in a California state court in August 2002, was dismissed in February 2007. The second suit, filed in a U.S. federal court is essentially identical to the first, and an essentially identical class certification motion is now pending with that court. BSA strongly believes that these tires are not defective. Although BSA regards liability as reasonably possible, the ultimate liability, if any, with respect to this alleged class action suit cannot be specifically quantified. Accordingly, BSA and the Company have made no provision for any related contingent liability.

Two securities cases filed in January 2001 against BSA and the Company are pending in a U.S. federal court. These suits, which have been consolidated, allege (i) misrepresentations regarding the quality of the tires previously under investigation by NHTSA; and (ii) violations of the U.S. Securities Exchange Act. The trial court initially dismissed these actions in their entirety in October 2002. However, in October 2004 a federal court of appeals reversed part of that ruling and held that two statements by the Company in its 1999 annual report, and BSA's statement made in August 2000, may be actionable under applicable laws and regulations. In July 2006, the plaintiffs moved for class certification on behalf of all purchasers of the Company stock and American Depositary Receipts between March 30, 2000 and August 31, 2000. In November 2006, BSA and the Company filed papers in which they opposed class certification, and in which they again urged the court to dismiss or at least limit the scope of this matter. The court has not yet ruled upon these issues, and discovery is continuing. BSA and the Company strongly believe that neither BSA nor the Company violated any securities laws or made any material misrepresentations regarding the quality of tires. Although BSA and the Company regard liability as reasonably possible, the ultimate liability, if any, with respect to this alleged class action suit cannot be specifically quantified. Accordingly, BSA and the Company have made no provision for any related contingent liability. BSA and the Company are vigorously defending this matter.

Note 18— Additional information

Bridgestone Americas Holding, Inc. and Bandag, Incorporated entered into a merger agreement pursuant to which Bridgestone Americas Holding, Inc will acquire the outstanding shares of Bandag, Incorporated in December 2006.

Note 19— Subsequent events

On March 29, 2007, the shareholders of the Company approved payment of a cash dividend of ¥12.0 ($0.10) per share, or a total of ¥9,362 million ($78,600 thousand), to shareholders of record at December 31, 2006. In addition, a stock option plan was approved, which provides options to purchase 320 thousand shares of the Company's common stock by directors and selected employees of the Company. Under this stock option plan, the maximum number of options for directors is 130 thousand shares of the Company's common stock. The exercise price is equal to the higher of either 1.05 times the monthly average closing market price of the Company's common stock traded in the Tokyo Stock Exchange in the month preceding the date of grant, or the closing market price of that on the date of grant. The exercise period of the stock options is from April 1, 2009 to March 31, 2014.

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23 Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

Independent Auditors' Report

To the Board of Directors of
Bridgestone Corporation:

We have audited the accompanying consolidated balance sheets of Bridgestone Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2006, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bridgestone Corporation and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

March 29, 2007

Member of
Deloitte Touche Tohmatsu

Major Subsidiaries and Affiliates

Country	Company	Ownership (including indirect ownership)	Capital (in thousands)	Operations
Argentina	Bridgestone Firestone Argentina S.A.I.C.	100.0%	ARS8,280	Manufacture and sale of tires
Australia	Bridgestone Australia Ltd.	60.3%	A$18,259	Manufacture and sale of tires
	Bridgestone Earthmover Tyres Pty. Ltd.	100.0%	A$7,000	Sale of off-the-road tires for mining and construction vehicles
Belgium	Bridgestone Europe NV/SA	100.0%	€724,668	Management of European operations and sale of tires
	Bridgestone Aircraft Tire (Europe) S.A.	100.0%	€1,388	Retread and sale of aircraft tires
Brazil	Bridgestone Firestone do Brasil Industria e Comercio Ltda.	100.0%	R102,919	Manufacture and sale of tires
Canada	Bridgestone Firestone Canada Inc.	100.0%	C$97,584	Manufacture and Sale of tires and sale of automotive components
Chile	Bridgestone Off-the-Road Tire Latin America S.A.	90.0%	US$3,000	Sale of off-the-road tires for mining and construction vehicles
China	Bridgestone (China) Investment Co., Ltd.	100.0%	US$90,859	Management of Chinese tire operations and sale of tires
	Bridgestone (Tianjin) Tire Co., Ltd.	94.5%	US$49,016	Manufacture and sale of tires
	Bridgestone (Shenyang) Tire Co., Ltd.	98.5%	US$20,000	Manufacture and sale of tires
	Bridgestone (Wuxi) Tire Co., Ltd.	100.0%	US$48,340	Manufacture and sale of tires
	Bridgestone (Huizhou) Tire Co., Ltd.	100.0%	US$105,000	Manufacture and sale of tires
	Bridgestone Aircraft Tire Company (Asia) Ltd.	100.0%	HK$21,000	Retread and sale of aircraft tires
Costa Rica	Bridgestone Firestone de Costa Rica, S.A.	98.6%	¢1,452,750	Manufacture and sale of tires
France	Bridgestone France S.A.S.	100.0%	€74,090	Manufacture and sale of tires and sale of automotive components
Germany	Bridgestone Deutschland G.m.b.H.	100.0%	€14,000	Sale of tires and automotive components
India	Bridgestone India Private Ltd.	100.0%	RP2,753,000	Manufacture and sale of tires
Indonesia	P.T. Bridgestone Tire Indonesia	54.3%	US$24,960	Manufacture and sale of tires
Italy	Bridgestone Italia S.p.A.	100.0%	€38,775	Manufacture and sale of tires and sale of automotive components
Japan	Bridgestone Cycle Co., Ltd.	100.0%	¥1,870,000	Manufacture and sale of bicycles
	Bridgestone Flowtech Corporation	100.0%	¥484,000	Manufacture and sale of industrial hydraulic hoses
	Bridgestone Elastech Co., Ltd.	100.0%	¥2,000,000	Manufacture and sale of antivibration components
	Bridgestone Kaseihin Seizo Corporation	100.0%	¥450,000	Manufacture and sale of synthetic resin products
	Bridgestone Sports Co., Ltd.	100.0%	¥3,000,000	Manufacture and sale of sporting goods
	Asahi Carbon Co., Ltd.	99.4%	¥1,720,000	Production and sale of carbon black
	Bridgestone Finance Corporation	100.0%	¥50,000	Lending, purchasing of sales receivables, and outsourced processing of accounting and salary payments

Country	Company	Ownership (including indirect ownership)	Capital (in thousands)	Operations
Mexico	Bridgestone Firestone de Mexico, S.A. de C.V.	100.0%	NP455,997	Manufacture and sale of tires
The Netherlands	Bridgestone Benelux B.V.	100.0%	€2,515	Sale of tires and automotive components
	Bridgestone Finance Europe B.V.	100.0%	€225	Lending and purchasing of sales receivables
New Zealand	Bridgestone New Zealand Ltd.	100.0%	NZ$32,848	Manufacture and sale of tires
Poland	Bridgestone Poznan Sp. z o.o.	100.0%	Zl 558,058	Manufacture and sale of tires
Russia	Bridgestone C.I.S. LLC	100.0%	RB68,474	Sale of tires
Singapore	Bridgestone Singapore Pte Ltd	100.0%	US$674	Natural rubber trading
	Bridgestone Asia Pacific Pte. Ltd.	100.0%	SG$6,520	Management of Asia and Oceania tire operations and sale of tires
South Africa	Bridgestone South Africa Holdings (Pty) Ltd.	95.7%	ZAR23	Holding company for tire manufacturing and marketing company
Spain	Bridgestone Hispania S.A.	99.7%	€56,726	Manufacture and sale of tires and sale of automotive components
Taiwan	Bridgestone Taiwan Co., Ltd.	80.0%	NT$810,000	Manufacture and sale of tires
Thailand	Thai Bridgestone Co., Ltd.	69.2%	B400,000	Manufacture and sale of tires
	Bridgestone Tire Manufacturing (Thailand) Co., Ltd.	100.0%	B6,921,000	Manufacture and sale of tires
	Bridgestone Natural Rubber (Thailand) Co., Ltd.	100.0%	B447,000	Processing of natural rubber
Turkey	Brisa Bridgestone Sabanci Lastik Sanayi ve Ticaret A.S.	43.6%	TL7,441	Manufacture and sale of tires
United Kingdom	Bridgestone U.K. Ltd.	100.0%	£28,035	Sale of tires and automotive components
	Bridgestone Industrial Ltd.	100.0%	£250	Sale of engineered products
UAE	Bridgestone Middle East & Africa FZE.	100.0%	Dh17,000	Management of Middle East and Africa tire operations and sale of tires
U.S.A.	Bridgestone Americas Holding, Inc.	100.0%	US$127,000	Management of Americas operations
	Bridgestone Firestone North American Tire, LLC	100.0%	US$1	Manufacture and sale of tires
	BFS Retail & Commercial Operations, LLC	100.0%	US$1	Sale of tires and automotive components and automotive maintenance and repair services
	BFS Diversified Products, LLC	100.0%	US$1	Manufacture and sale of roofing materials, synthetic rubber, and other products
	Morgan Tire & Auto, Inc.	82.0%	US$1	Sale of tires and automotive components and automotive maintenance and repair services
	Bridgestone APM Company	100.0%	US$15,000	Manufacture and sale of antivibration components for automobiles and of synthetic resin products
	Bridgestone Aircraft Tire (USA), Inc.	100.0%	US$1	Retread and sale of aircraft tires
Venezuela	Bridgestone Firestone Venezolana, C.A.	100.0%	Bs66,700	Manufacture and sale of tires

Board of Directors, Corporate Auditors and Corporate Officers

Board of Directors

Shoshi Arakawa
Chairman of the Board

Tatsuya Okajima

Masaharu Oku

Yasuo Asami

Osamu Inoue

Junya Sato

Toru Tsuda

Mark A. Emkes*

Shoji Mizuochi

* Chairman and CEO of Bridgestone Americas Holding, Inc.

Board of Corporate Auditors

Executive Members

Yukio Kanai

Takashi Yasukouchi

Non-Executive Members

Hiroshi Ishibashi

Toshiaki Hasegawa

Yo Takeuchi

Masayuki Takase

Corporate Officers

Members of the Board Serving Concurrently as Corporate Officers

Shoshi Arakawa
CEO and President

Tatsuya Okajima
Senior Vice President
Chief Compliance Officer, Responsible for Original Equipment Tire Sales and Quality Management; Concurrently Chief Risk-Management Officer

Masaharu Oku
Vice President and Senior Officer
Responsible for Production Technology; Concurrently Director, Raw Material Manufacturing Engineering Development Division

Yasuo Asami
Vice President and Senior Officer
Responsible for Diversified Products

Osamu Inoue
Vice President and Senior Officer
Responsible for GLC

Junya Sato
Vice President and Senior Officer
Responsible for Replacement Tire Sales

Toru Tsuda
Vice President and Senior Officer
Responsible for Products Development, Tire Products Development

Shoji Mizuochi
Vice President and Senior Officer
Seconded to Bridgestone Americas Holding, Inc. Vice Chairman and CFO of Bridgestone Americas Holding, Inc.

Vice President and Officers

Masaaki Tsuya
Office of Group CEO, Human Resources and Corporate Communications; Concurrently Director, Internal Auditing Office, Internal Control Division, Human Resources Division

Akira Nozawa
Chief Financial Officer, Finance and IT & Network; Concurrently Director, Finance Division

Masayuki Okabe
General Affairs, Legal Affairs and Intellectual Property; Concurrently Director, General Affairs and Labor Relations Division

Hideo Hara
Original Equipment Tire Sales and Motorsport

Hiroshi Yamaguchi
Safety, Quality and Environment; Concurrently Director, Quality Assurance Division

Hideki Yokoyama
Product Planning and Business Development

Yasumi Kawasaki
Production and Distribution, Mold Technology and Manufacturing

Narumi Zaitsu
Tire Production Technology Development; Concurrently Director, Tire Production Technology Coordination Division

Mikio Masunaga
Tire Research and Material Development; Concurrently Research Center

Kazuo Kakehi
Chemical and Industrial Products Production & Technology; Concurrently Chemical and Industrial Products Production Technology Development

Jiro Asada
Industrial Products, Civil Engineering and Building Materials & Equipment

Osamu Mori
Electro-Materials and Chemical Products

Akira Yamashita
Commercial Tires Business

Shuichi Ishibashi
Kanto Branch

Kiyoshi Nomura
International Tire Business Operations

Kazuhisa Nishigai
Japan Tire Production

Kaoru Fujioka
Steel Cord

Asahiko Nishiyama
Seconded to Bridgestone Americas Holding, Inc. Vice Chairman and President of Bridgestone Americas Holding, Inc.

Takashi Urano
Seconded to Bridgestone Europe NV/SA Chairman, CEO and President of Bridgestone Europe NV/SA

Sugio Fukuoka
Seconded to Bridgestone South Africa Holdings Ltd. Chairman, CEO and President of Bridgestone Maxiprest Pty Ltd.

(as of April 1, 2007)

Shareholder Information

Head Office
10-1, Kyobashi 1-chome, Chuo-ku, Tokyo 104-8340, Japan
Phone: +81-3-3563-6811 Fax: +81-3-3567-4615
Web site: www.bridgestone.co.jp

Established
1931

Employees
126,326

Independent Auditors
Deloitte Touche Tohmatsu

Technical Centers
Bridgestone Corporation: Tokyo and Yokohama, Japan
Bridgestone Americas: Akron, Ohio, U.S.A.
Bridgestone Europe: Rome, Italy

Consolidated Subsidiaries
441 companies

Paid-in-Capital
¥126,354 million

Shares
Authorized: 1,450,000,000
Issued: 813,102,321

Transfer Agent
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

Common Stock Traded
Tokyo, Nagoya, Osaka, Fukuoka

(as of December 31, 2006)

Common Stock Price Range
(Tokyo Stock Exchange)

(¥)

	2001	2002	2003	2004	2005	2006	2007
High	1,678	1,975	1,743	2,190	2,625	2,945	2,675
Low	800	1,305	1,230	1,449	1,935	1,903	2,265

2007 1st Quarter

Common Stock Price Index
(relative to Nikkei Stock Average)


Common Stock Price Index
Nikkei Stock Average

Note. Relative value is based on 100 at the end of December 1988.

END

Bridgestone Corporation

10-1, Kyobashi 1-chome, Chuo-ku, Tokyo 104-8340, Japan
www.bridgestone.co.jp

PRINTED WITH SOY INK

May 2007
Printed in Japan with vegetable-based ink on recycled paper